OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

June 01, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: the issuer's quarterly report for the 1st quarter of 2005, the notice of holding the annual general shareholders meeting, and voting ballots. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours sincerely

Yury Rovensky
General Director

dlw 6/8

Open Joint Stock Company
RBC Information Systems
75/9 Leninsky Prospekt, Moscow, 119261

NOTICE

Dear Shareholder,

The Company is pleased to notify you of the holding of our annual general shareholder meeting.

The Meeting will be held in the Rublevsky hall of the Marriott Grand Hotel Moscow at 26 Tverskaya Street, Moscow, on June 22, 2005.

The Meeting will commence at 11 a.m.

Registration of participants will start at the site of the Meeting at 10 a.m. on June 22, 2005.

Agenda of the Meeting:

1. Approval of the Company's annual report, annual financial statement, including the profit and loss statement (profit and loss accounts), as well as the Company's profit distribution, and losses according to the results of 2004.
2. Approval of the redrafted Articles of Association.
3. Approval of the redrafted Regulations of the Board of Directors.
4. Election of the Company's Audit and Compliance Committee.
5. Approval of the Company's auditor.
6. Enlargement of the Company's authorized capital by placing an additional share issue. It is planned that 4,260,000 shares will be floated for launching of an option program.
7. Approval of related party transactions.
8. Election of the Company's Board of Directors.

The Meeting will be held in joint attendance of shareholders with prior distribution of voting ballots.

A shareholder seeking to register and take part in the Meeting, shall supply the following documents:

- individual shareholders shall present an identification document;
- proxies for individual shareholders shall present an identification document, and a power of attorney for participation in the annual general shareholder meeting;
- proxies for corporate shareholders shall present an identification document, and a power of attorney for participation in the annual general shareholder meeting. In the event that a person entitled to act on behalf of an organization without a power of attorney takes part in the meeting, he/she shall present a document confirming his/her appointment instead of a power of attorney.

In the event of inability (reluctance) of the Company's shareholders to attend the Meeting, they are granted the opportunity to participate in the Meeting by delivering completed voting ballots in person or by post to:

- ZAO Irkol at 3/4 building 1 Boyarsky pereulok, Moscow, 107078;
- OAO RBC Information Systems at 78 building 1 Profsoyuznaya Street, Moscow, 117393.

Voting ballots shall be accepted until 6 p.m. on June 19, 2005.

The list of persons eligible to participate in the Meeting has been drawn up based on the registry of owners of securities as of May 6, 2005 (6 p.m.).

Information to be presented to shareholders prior to the Meeting is available 20 days before the scheduled date of the Meeting (after June 1, 2005) at OAO RBC Information Systems, 78 building 1 Profsoyuznaya Street, Moscow, 117393.

For further information, please contact: +7 (095) 363-11-46

«РБК Информационные Системы»

Yours faithfully,
The Board of Directors
OAO RBC Information Systems

(Location: 73/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 1
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No. 1 Approval of the Company's annual report, annual accounting statement, including a profit and loss statement (profit and loss accounts), as well as the distribution of profits and losses for 2004.

Decision put to vote: To approve the Company's annual report, annual accounting statement, including a profit and loss statement (profit and loss accounts). Not to pay dividends for 2004.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out UNWANTED options.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after tl shareholders registry record date.

*** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the shareholders registry record date.** If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and select a checkbox below.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Signature of shareholder (representative) ______________________

____

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

Voting ballot No. 2

For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No. 2 Approval of a new edition of the Articles of Association of the Company.

Decision put to vote: To approve a new edition of the Articles of Association of the Company.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out UNWANTED options.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after tl shareholders registry record date.

**** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the shareholders registry record date.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and select a checkbox below.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Signature of shareholder (representative) ______________________________

____

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 3
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number) (Shareholder's name/shareholder legal entity's name) (Number of votes)

Issue No. 3 Approval of a new edition of the Charter of the General Shareholders Meeting.

Decision put to vote: To approve a new edition of the Charter of the General Shareholders Meeting.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out UNWANTED options.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after tl shareholders registry record date.

**** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the shareholders registry record date.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and select a checkbox below.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Signature of shareholder (representative) ______________________

____

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

Voting ballot No. 4
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No. 4 Election of the Audit and Compliance Committee of OAO RBC Information Systems.

Decision put to vote: To elect the Audit and Compliance Committee of the Company:

No.	Candidate's name				
1	**Alexandra Savchenko**	**Option**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
2	**Tatyana Knyazeva**	**Option**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
3	**Elena Ashitko**	**Option**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			

Please cross out UNWANTED options for each candidate.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after the shareholders registry record date.

*** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquire (transferred) after the shareholders registry record date.** If more than one option is left blank in the ballot, please specify tl number of votes given for each corresponding option and select a checkbox below.

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to particip in the general meeting was made.**

Signature of shareholder (representative) ______________________________

____

____

Please specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

Voting ballot No. 5

For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No. 5 Approval of the Auditor of OAO RBC Information Systems.

Decision put to vote: To approve as the Auditor of the Company:

No.	Candidate's name				
1	**KPMG Limited audit company – as an auditor of financial statements in accordance with IFRS**	**Option**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			
2	**OOO Online Audit – as an auditor of financial statements in accordance with Russian accounting standards**	**Option**	**FOR**	**AGAINST**	**ABSTAINED**
		Number of votes *			

Please cross out UNWANTED options.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after the shareholders registry record date.

*** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquire (transferred) after the shareholders registry record date.** If more than one option is left blank in the ballot, please specify tl number of votes given for each corresponding option and select a checkbox below.

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to particip in the general meeting was made.**

Signature of shareholder (representative) ______________________

____

____

Please specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

Voting ballot No. 6
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No. 6 Increasing the authorized capital of the Company through placement of additional shares.

Decision put to vote:

(a) To increase the authorized capital of the Company, amounting to RUR115,000 (one hundred and fifteen thousand rubles) as of the date of holding the present meeting, by RUR4,260 (four thousand two hundred and sixty rubles) through issuing an additional 4,260,000 (four million two hundred and sixty thousand) common registered shares at a par value of RUR0.001 per share within the limits fixed for the number of authorized shares (hereinafter referred to as Additional Shares). After the increase, the authorized capital of the Company will amount to RUR119,260 (one hundred and nineteen thousand two hundred and sixty rubles), and will consist of 119,260,000 (one hundred and nineteen million two hundred and sixty thousand) common registered shares with a par value of RUR0.001 per share. The form of issuance of additional shares – registered shares issued in a non-documentary form.

(b) To set the following terms of placement of Additional Shares:

(i) Additional Shares are placed through private offering for RBC HOLDING closed joint stock company, pursuant to the decision on the issue and Additional Shares prospectus.

(ii) The start date of placement of Additional Shares: the first business day upon the expiry of two weeks from the date of disclosure of information on the state registration of the issue of Additional Shares.

(iii) The end date of placement of Additional Shares: not later than 1 year after the date of the state registration of securities issue.

(iv) To set an offering price for Additional Shares on the basis of the closing price on the MICEX stock exchange as of the date of the state registration of Additional Shares. In the event no trade is held on the MICEX stock exchange on the specified day, an offering price for Additional Shares shall be set on the basis of the closing price on the next trading day.

(v) Additional Shares shall be paid for in Russian rubles pursuant to the issuance decision and the Additional Shares prospectus.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out UNWANTED options.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after the shareholders registry record date.

*** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquire (transferred) after the shareholders registry record date.** If more than one option is left blank in the ballot, please specify tl number of votes given for each corresponding option and select a checkbox below.

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to particip in the general meeting was made.**

Signature of shareholder (representative) ______________________________

____

____

Please specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

Voting ballot No. 7
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No. 7 Approval of related-party transactions.

Decision put to vote:

7.1 To approve the allocation of a loan of RUR206,000,000 (two hundred and six million rubles) by the Company to its subsidiary RBC Investments (Cyprus) Ltd. at an annual interest rate of 1 (one) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

7.2 To approve the allocation of a loan of RUR7,100,000 (seven million one hundred thousand rubles) by the Company to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

7.3 To approve the allocation of a loan of RUR43,290,000 (forty three million two hundred and ninety thousand rubles) to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out UNWANTED options.

Note: Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue that is being voted.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after the shareholders registry record date.

*** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquire (transferred) after the shareholders registry record date.** If more than one option is left blank in the ballot, please specify tl number of votes given for each corresponding option and select a checkbox below.

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to particip in the general meeting was made.**

Signature of shareholder (representative) ______________________________

____

____

Please specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

Voting ballot No. 8
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No. 7 Approval of related-party transactions.

Decision put to vote:

7.4 To approve the allocation of a loan of RUR21,000,000 (twenty one million rubles) by the Company to its subsidiary OOO Niken at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

7.5 To approve the allocation of a loan of RUR75,250,000 (seventy five million two hundred and fifty thousand rubles) to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

7.6 To approve the allocation of a loan of RUR8,000,000 (eight million rubles) to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out UNWANTED options.

Note: Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue that is being voted.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after the shareholders registry record date.

*** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquire (transferred) after the shareholders registry record date.** If more than one option is left blank in the ballot, please specify tl number of votes given for each corresponding option and select a checkbox below.

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to particip in the general meeting was made.**

Signature of shareholder (representative) ____________________

____

____

Please specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

Voting ballot No. 9
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No.7 Approval of related-party transactions.

Decision put to vote:

7.7 To approve the allocation of a loan of RUR36,000,000 (thirty six million rubles) by the Company to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

7.8 To approve the allocation of a loan of RUR75,000,000 (seventy five million rubles) by the Company to its subsidiary OOO RBC Publishing at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

7.9 To approve the allocation of a loan of RUR2,000 (two thousand rubles) by the Company to its subsidiary ZAO RBC Engineering at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out UNWANTED options.

Note: Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue that is being voted.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after the shareholders registry record date.

*** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquire (transferred) after the shareholders registry record date.** If more than one option is left blank in the ballot, please specify tl number of votes given for each corresponding option and select a checkbox below.

☐ • voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to particip in the general meeting was made.

Signature of shareholder (representative) ______________________

____

____

Please specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

Voting ballot No. 10

For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number)	(Shareholder's name/shareholder legal entity's name)	(Number of votes)

Issue No.7 Approval of related-party transactions.

Decision put to vote:

7.10 To approve the allocation of a loan of RUR10,000 (ten thousand rubles) by the Company to its subsidiary ZAO RBC Engineering at an annual interest rate of 6 (six) percent. The beneficiary in the transaction is the lender, OAO RBC Information Systems.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

7.11 To approve the sale of the Company's 4,260,000 (four million two hundred and sixty thousand) common registered non-documentary shares to ZAO RBC HOLDING. The cost of the shares shall be set on the basis of the closing price on the MICEX stock exchange as of the date of the state registration of Additional Shares. In the event no trade is held on the MICEX stock exchange on the specified day, an offering price for Additional Shares shall be set on the basis of the closing price on the next trading day.

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

7.12 To approve transactions that may be concluded in the future in the normal course of the Company's business between the Company and 1) ZAO RBC TV in the amount of RUR300,000,000 (three hundred million rubles); 2) ZAO RBC SOFT in the amount of RUR300,000,000 (three hundred million rubles); 3) ZAO RBC HOLDING in the amount of RUR300,000,000 (three hundred million rubles); 4) ZAO RosBusinessConsulting in the amount of RUR300,000,000 (three hundred million rubles); 5) OOO RBC Center in the amount of RUR300,000,000 (three hundred million rubles); 6) RBC Investments (Cyprus) Ltd. in the amount of RUR400,000,000 (four hundred million rubles); 7) OOO RBC Reklama in the amount of RUR300,000,000 (three hundred million rubles); 8) OOO RBC TV Production in the amount of RUR300,000,000 (three hundred million rubles); 9) OOO RBC Publishing in the amount of RUR300,000,000 (three hundred million rubles); 10) ZAO RBC Engineering in the amount of RUR300,000,000 (three hundred million rubles).

Option	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out UNWANTED options.

Note: Cross out options you reject ('FOR', 'AGAINST' or 'ABSTAINED') relating to each issue that is being voted.

You can choose ONE option only, excluding cases of voting with shares that were acquired (transferred) after the shareholders registry record date.

*** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquire (transferred) after the shareholders registry record date.** If more than one option is left blank in the ballot, please specify tl number of votes given for each corresponding option and select a checkbox below.

☐ • voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to particip in the general meeting was made.

Signature of shareholder (representative) ______________________________

____

____

Please specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

OAO RBC Information Systems
(Location: 75/9 Leninsky Prospekt, Moscow 119261)

Voting ballot No. 11
For voting at the annual general meeting of shareholders in OAO RBC Information Systems
at 11 a.m. on June 22, 2005
location:
Rublyovsky hall of Marriott Grand Hotel Moscow, 26, Tverskaya Street, Moscow
Registration begins at 10 a.m. on June 22, 2005
Form of the general meeting – joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:

- **ZAO Irkol, 3/4, building 1, Boyarsky Pereulok, Moscow 107078**
- **OAO RBC Information Systems, 78, building 1, Profsoyuznaya Street, Moscow, 117393**

Closing date of reception of voting ballots: June 19, 2005

(Registration number) (Shareholder's name/shareholder legal entity's name) (Number of votes)

Number of voting shares:

Issue No. 8 Election of the Board of Directors of OAO RBC Information Systems.
Decision put to vote: **To elect to the Company's Board of Directors:**

	Candidate's name	FOR	Against all candidates	Abstained for all candidates
1	German Kaplun			
2	Alexander Morgulchik			
3	Dmitry Belik			
4	Sergey Lukin			
5	Givi Topchishvili			
6	Leonid Khazan			
7	Ekaterina Lebedeva			
8	Yury Rovensky			
9	Artyom Inutin			
10	Alexey Kuzovkin			
11	Yuri Mostovoy			
12	Hans-Joerg Rudloff			
13	Neil Osborn			
14	Michael Hammond			

*The Board of Directors consists of **9 members**.*

Members of the Board of Directors are elected by cumulative voting.

Under cumulative voting, the number of votes received by each shareholder is multiplied by the number of people who are to be elected to the Company's Board Directors, and shareholders have the right to cast their votes received in this way to one candidate, or distribute them among two or more candidates. A fractior part of the vote, resulting from multiplying the number of votes that a shareholder – the owner of a fractional share – has by the number of people that are to join t Board of Directors, must be given to one candidate only. In case of voting AGAINST ALL CANDIDATES or ABSTAINED FOR ALL CANDIDATES, plea place one of the following signs: «v», «x» or «√».

While filling out your ballot please, cross out unwanted options.

Candidates receiving the majority of votes are considered to have been elected to the Company's Board of Directors.

A voter is allowed to place one vote only, excluding cases of voting by shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and select a checkbox below.

☐ • voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

Signature of shareholder (representative) ______________________________

Please specify

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

82-34864

QUARTERLY REPORT

RBC Information Systems Open Joint Stock Company

Issuer Code: 05214-A

Q1 2005

Location: 75/9 Leninsky Prospekt, Moscow 119261

Information contained herein is subject to disclosure under the Russian Federation Law on Securities

General Director ______ Yury Rovensky

Date: May 14, 2005.

Chief Accountant ______ Anna Ostrovskaya

Date: May 14, 2005.

(Seal)

Contact: *Ekaterina Melnikova, legal counsel*
Phone: *363-11-46*
Fax: *363-11-25*
E-mail: melnikova@rbc.ru

The information contained in this quarterly report can be obtained from: www.rbcinfosystems.ru/ir

Introduction

a) Issuer's full name:
RBC Information Systems Open Joint Stock Company
Issuer's short name:
OAO RBC Information Systems

b) Issuer's location:
75/9 Leninsky Prospekt, Moscow, 119261

c) Issuer's contact numbers:
Phone: ***363-11-46***
Fax: ***363-11-25***
E-mail: *ir@rbc.ru*

d) A full text of the issuer's quarterly report can be obtained from:
www.rbcinfosystems.ru/ir

e) Basic information of the securities placed by the issuer:
Type: ***shares***
Category (type): ***common***
Number of placed securities: ***115,000,000***
Par value: ***0.001***

By order No. 1325 of 22.09.2003 of the Regional Branch of the Federal Commission for the Securities Markets (FCSM) for the Central Federal District, the 3rd and the 4th issues of shares were combined, and the combined issue of shares was registered under number 1-03-05214-A of 22.09.03.
Serial number: ***3***
Method of placement: ***conversion***
Procedure and terms of placement (start date, end date of placement or procedure for their evaluation): ***from 24.12.2001 to 24.12.2001***
Placement price or pricing procedure: ***no information is specified for this method of placement.***
Conversion conditions (for convertible securities): ***not available***
Serial number: ***4***
Method of placement: ***public offering***
Procedure and terms of placement (start date, end date of placement or procedure for their evaluation): ***from 16.04.2002 to 18.04.2002***
Placement price or pricing procedure: ***RUR25.86.***
Conversion conditions (for convertible securities): ***not available***
Serial number: ***5***
Method of placement: ***public offering***
Procedure and terms of placement (start date, end date of placement or procedure for their evaluation): ***from 02.08.2004 to 12.10.2004***
Placement price or pricing procedure:
Securities placement price for the Company's shareholders in exercising their preemptive right is RUR53 (fifty three) rubles 49 kopeks per Share.
Securities placement price for other purchasers is RUR55 (fifty five) rubles 14 kopeks per Share.
Conversion conditions (for convertible securities): ***not available.***

American Depositary Receipts

On March 22, 2005 the US Securities and Exchange Commission approved a depositary agreement between OAO RBC Information Systems and The Bank of New York for the Level I American Depositary Receipt program. Launched on March 24, 2005, the Level I ADR program creates exposure to up to 39.13 percent of RBC's shares. One ADR of RBC represents four shares. The Bank of New York has been selected as the depositary. The depositary receipts are traded in the over-the-counter (OTC) market. Additional information in available in the Moscow branch of The Bank of New York: Phone: (+7-095) 967-31-10 (www.bankofny.com).

e) Other information: ***not available***

"The present quarterly report contains estimates and forecasts of the issuer's authorized bodies about future developments and/or actions, development prospects of the industry in which the issuer runs its core business, and issuer's performance, including issuer's plans, probability of occurrence of certain events and performance of certain actions. Investors are not supposed to fully rely on the estimates and forecasts made by the issuer's management, since actual results of the issuer's activity in the future may differ from the estimated ones for many reasons. Investing in the issuer's securities involves risks as described hereinafter."

I. A summary of the issuer's management bodies, bank accounts, auditors, appraiser and financial advisor, and other persons who signed the quarterly report

1.1. Members of the issuer's management bodies

Issuer's Board of Directors
Chairman: ***German V. Kaplun***

Members of the Board of Directors:
German V. Kaplun
Year of birth: ***1968***
Alexander M. Morgulchik
Year of birth: ***1970***
Dmitry G. Belik
Year of birth: ***1968***
Sergey Yu. Lukin
Year of birth: ***1967***
Oleg A. Dyatlov
Year of birth: ***1967***
Givi M. Topchishvili
Year of birth: ***1963***
Ekaterina A. Lebedeva
Year of birth: ***1971***
Leonid A. Khazan
Year of birth: ***1970***
Yuri Mostovoy
Year of birth: ***1944***
Hans-Joerg Rudloff
Year of birth: ***1940***
Neil Osborn
Year of birth: ***1949***
Michael Hammond
Year of birth: ***1959***
Issuer's Collegial Executive Body (the Board):
Chairman of the Managing Board: ***Yury A. Rovensky (Director General)***
Members of the Board:
Artyomiy V. Inutin
Year of birth: ***1967***
Alexey V. Kuzovkin
Year of birth: ***1975***
Yekaterina A. Lebedeva
Year of birth: ***1971***

Sole executive body of the issuer: ***Director General***
Yury A. Rovensky
Year of birth: ***1969***

1.2. Issuer's bank accounts

Full name of credit institution	*Commercial Bank Makroprombank Limited Liability Company*
Short name of credit institution	*LLC CB Makroprombank*
Location	*75/9 Leninsky Prospekt, Moscow, 119261*
Taxpayer number	*7736022535*
Bank identification code	*044552522*
Correspondent account	*30101810400000000522*
Account number	*40702810000000000403*
Account type	*Settlement account*
Account number	*40819840400001300403*
Account type	*Special account P2*
Account number	*40819840500001200403*
Account type	*Special account P1*
Account number	*40702840800009200403*
Account type	*Transit account*
Account number	*40702840900009100403*
Account type	*Currency account*

Full name of credit institution	*Commercial Bank Moscommertsbank (LLC)*
Short name of credit institution	*CB Moscommertsbank (LLC)*
Location	*1 B.Gnezdnikovsky Pereulok, building 2, Moscow, 125009*
Taxpayer number	*7744000711*
Bank identification code	*044599951*
Correspondent account number	*30101810500000000951*
Account number	*40702810700000000420*
Account type	*Settlement account*
Account number	*40702840000000000420*
Account type	*Currency account*
Account number	*40702840300001000420*
Account type	*Transit account*
Account number	*40702840600002000420*
Account type	*Special transit account*

Full name of credit institution	*RF Joint Stock Savings Bank (Open Joint Stock Company) (Tverskaya Branch No. 7982)*
Short name of credit institution	*Sberbank of Russia (Tverskaya Branch No. 7982)*
Location	*19 Vavilova, Moscow, 117997*
Taxpayer number	*7707083893*
Bank identification code	*044525225*
Correspondent account number	*30101810400000000225*
Account number	*40702810938040108824*
Account type	*Settlement account*

Full name of credit institution	*Closed Joint Stock Company ABN AMRO Bank A.O.*
Short name of credit institution	*ZAO ABN AMRO Bank A.O*
Location	*17 Nikitskaya, building 1, Moscow, 125009*
Taxpayer number	*7703120329*
Bank identification code	*044525217*
Correspondent account number	*30101810900000000217*
Account number	*40702810400005583551*
Account type	*Settlement account*
Account number	*40702840700005583551*
Account type	*Currency account*
Account number	*40702840800205583578*
Account type	*Transit account*

Full name of credit institution	*Commercial Bank ROSENERGOBANK (Closed Joint Stock Company)*
Short name of credit institution	*CB REB (ZAO)*
Location	*14 Ehergeticheskaya,building 1, Moscow, 111116*
Taxpayer number	*6167007639*
Bank identification code	*044579741*
Correspondent account number	*30101810900000000217*
Account number	*40702810100000000999*
Account type	*Settlement account*
Account number	*40702840400000000999*
Account type	*Currency account*
Account number	*40702840200006000999*
Account type	*Transit account*

1.3. Issuer's auditor (auditors)

Full name of the firm: ***Online Audit Limited Liability Company***
Short name of the firm: ***Online Audit LLC***
Location: ***57 Profsoyuznaya, Moscow, 117393***
Phone: ***(095) 745-22-42***, Fax: ***(095) 745-22-42***
E-mail: ***not available***

Auditor's license data:
License number: ***E05832***
Date of issuance: ***30.03.2004***
Date of expiry: ***30.03.2009***
Issued by: ***the RF Ministry of Finance***

Full name of the firm: ***KPMG limited***
Short name of the firm: ***KPMG limited***
Location: ***2 Grange Place, Grange***
Saint Peter Port, Guernsey, Norman Isles
Moscow representative office: 11 Gogolevsky Boulevard, Moscow 119019, Russia
Phone: ***(095) 937-44-77***, Fax: ***(095) 937-44-99***
E-mail: ***kpmgmoscow@kpmg.ru***

Auditor's license data:
KPMG ltd's activity is not subject to licensing

Financial years covered by the auditor's independent audit of the accounting and financial reports of the issuer: ***2004.***
Factors capable of affecting the independence of the auditors from the issuer: ***absent***
Measures taken by the issuer and the auditors for reduction of the said factors: ***The auditors are not the part of the issuer's shareholders; The issuer is not the part of the auditors' members; The issuer's Chief Accountant is not the auditors' employee; No loan or credit agreements were signed between the auditors and the issuer.***
The procedure for the election of the issuer's auditors:
Presence of a tender procedure related to the election of auditors and its basic conditions: the election of auditors shall be performed based on the analysis of offers of the leading auditing companies. The issuer shall also adhere to the principle of permanency of the auditors.
The candidature of the auditor shall be approved by the Board of Directors and then passed for confirmation of the shareholders. The Auditing Committee of the Board of Directors shall hold meetings with the representatives of the auditors for discussion of the audit results and specific sections of the auditing report, and also verifies the fulfillment of the auditors recommendations by the issuer's leadership.
The works performed by the auditors in the framework of special auditing tasks: ***no special auditing tasks were posed.***
Substantial interests binding the auditors (auditors' officials) with the issuer (issuer's officials):
no share stake of the auditors in the issuer's capital stock present;

borrowed funds were not granted to the auditors;
no affinities discovered;
tight business relationship absent;
no officials of the issuer being simultaneously auditor's officials (auditors) present.
Procedure for determination of the auditor's fee: ***The amount of the auditor's fee shall be determined based on the market rates the work scopes evaluated at the stage of planning.***
Deferred and overdue payments for the services rendered by the auditors: *absent.*

1.4. Issuer's appraiser

No appraiser service was used in Q1.

1.5. Issuer's consultants

Full name of the firm: *Federal Fund Corporation Open Joint Stock Company*
Short name of the firm: *OAO FFC*
Location: *25 Ostozhenka, Moscow 119034*
Phone: *(095) 737-86-30*
Fax: *(095) 737-86-32*
Taxpayer number: *7706024711*
Web site used by the consultants to disclose the information: *www.fscorp.ru*
Number, date of issuance and period of the securities market trader license; issuer of the license (for the consultants being security market traders):
Securities market brokerage license No. 077-06174-100000 of August 29, 2003 for unlimited period, issued by the FCSM of Russia.
Securities market dealer license No. 077-06178-010000 of August 29, 2003 for unlimited period, issued by the FCSM of Russia.
Services (being) rendered by the consultant.
Functions of the consultant:

- ***Provide assistance to the Issuer in preparing the Prospectus for share issue;***
- ***Check the information contained in the Prospectus for reliability and completeness, except for the part to be confirmed by the auditor and/or the appraiser;***
- ***Certify the Prospectus and the documentation which can be needed by the Issuer for organization of circulation and, if applicable, placement of the Shares with trading initiators;***
- ***Provide consultancy on the issues related to preparation of a decision, prospectus and report on the issue of Shares, other documentation related to the issue, placement and organization of issue of shares, as well as the day-to-day issues that can arise during the issue of Shares.***

1.6. Other signatores:

Chief Accountant of OAO RBC Information Systems:
Anna Ostrovskaya
Phone: *(095) 363-11-11*
Fax: *(095) 363-03-17*

II. Basic Information on Issuer's Financial and Economic State

2.1. Indices of the issuer's financial and economic activity

Index	2000	2001	2002	2003	2004	Q1 2005
Cost of the issuer's net assets, RUR thousand	41	85	414,067	414,636	1,217,846	1,215,999
Attracted assets / capital and reserves ratio, %	-	159,567.06	35.44	35.39	14.77	24.74
Current liabilities / capital and reserves ratio, %	-	2.35	0.90	0.61	4.41	14.3

Debt payments, RUR thousand	-	-	-	0.57	-	-
Past-due indebtedness, %	-	-	-	-	-	-
Net assets turnover, times	-	0.04	0.01	0.07	0.20	0.02
Accounts payable turnover, times	-	-	1.65	10.94	11.75	1.17
Accounts receivable turnover, times	-	0.75	0.38	42.39	0.77	0.04
Income tax percentage in the income before taxation, %	-	33	29	29	-	-

Issuer's net assets, RUR thousand - in accordance with the procedure established by the Ministry of Finance of the Russian Federation and the Russian Federal Commission on the Securities Market for joint-stock companies. ***The evaluation of the issuer's net assets has been conducted in accordance with the procedure for evaluating net assets of joint-stock companies established by the order of the Ministry of Finance of the Russian Federation and the Russian Federal Commission on the Securities Market No. 10н, No. 03-6/пз dated January 29, 2003.***

Attracted assets / capital and reserves ratio, % - (Long-term liabilities at the end of the reporting period + Current liabilities at the end of the reporting period) / Capital and reserves at the end of the reporting period * 100
Current liabilities / capital and reserves ratio, % - Current liabilities at the end of the reporting period/ Capital and reserves at the end of the reporting period * 100
Debt payments, RUR thousand - (Net income for the reporting period, depreciation charges for the reporting period - Dividends) / (Liabilities payable during the reporting period + Interest payable during the reporting period)
Past-due indebtedness, % - Past-due indebtedness at the end of the reporting period (Long-term liabilities at the end of the reporting period + Current liabilities at the end of the reporting period) * 100
Net assets turnover, times - Revenue from the sale of goods, products, works and services less the value added tax, excises and similar taxes as well as compulsory payments / Net assets value
Accounts payable turnover, times - Prime cost of the sold goods, products, works and services without commercial and managerial costs / Accounts payable at the end of the reporting period
Accounts receivable turnover, times - Revenue from the sale of goods, products, works and services less the value added tax, excises and similar taxes as well as compulsory payments / (accounts receivable at the end of the reporting period - indebtedness of the shareholders (founders) in relation to capital stock contributions at the end of the reporting period)
Income tax stake in the income before taxation, % - Income tax /income before taxation.

The issuer is the head company of the following entities: Closed JSC RBC Engineering, Closed JSC RBC SOFT, Closed JSC RBC-TV, Closed JSC RBC HOLDING, Closed JSC ROSBUSINESSCONSULTING, Closed JSC SK GARANT, RBC-Reklama LLC, RBC Publishing LLC, RBC-Tsentr LLC, RBC Information Systems (Europe) N.V., as well as RBC-TV Production LLC, RBC-Pro LLC, RBC Programmny Product LLC, Art Systems LLC, Dom dlya PC LLC, Merkot LLC, Niken LLC, ROVERST LLC, Telli LLC, and RBC Investments (Cyprus) Ltd., which are part of RosBusinessConsulting holding (hereinafter referred to as "RBC Holding", "RBC Holding Companies", "RBC Group" or "RBC"). The issuer is responsible for the day-to-day and strategic management of RBC Group, the regulation of cash flows and the coordination of the companies' financial activities (obtaining credits and otherwise attracting funds, providing RBC Holding Companies with funds, determining the strategy of RBC Group, etc.)
At the end of 2001, a reorganisation of RBC Group took place, as a result of which Closed JSC RBC Information Systems joined the Group and RBC Holding was created.

As RBC Holding's joint (consolidated) statements are based on the International Accounting Standards (IAS) the issuer's paying capacity and credit risk will be analysed together with the joint statements to obtain results that would demonstrate the actual financial status of the Company as well as the financial status of RBC Holding in general.
The average attracted assets/capital and reserves ratio of the Group as of December 31, 2002 was 13%. This is 2.7 times less that the attracted assets / capital ratio of the issuer (see table).
The current liabilities/capital and reserves ratio as of December 31, 2002 was 20%, while in 2001 it was 25% (for the whole Group). The net income of the company in 2002 was almost 2 times higher than its lending obligations, while in 2001 it was only 1.5 times higher.
One of the main principles of the Group's activity is the equality of accounts payable and accounts receivable. In 2002, accounts receivable were almost equal to accounts payable, which made accounts receivable turnover significantly higher than accounts payable turnover (2.1 - Accounts payable turnover, 4.5 – Accounts receivable turnover), which is undoubtedly a positive fact. This is confirmed by the fact that the debtors of the Group return money faster than the creditors do. As a result, the RBC Group gets a certain time to pay their suppliers and contractors.

The rapid growth of RBC Holding has slowed down the turnover of net assets, which reduced from 1.9 times in 2001 to 0.9 times in 2002. However, the fast growth did not affect the financial status of RBC Group. This can be confirmed by the fact that the attracted assets amount to about 1/10th of capital and reserves, which shows that the Group's own assets are the main financing source of RBC activities.

2.2. Issuer's market capitalization

Since the shares of the Joint Stock Company were not circulated in the organized securities market in 2000 and 2001, the market capitalization was RUR84,000 in that period.

The issuer's shares are accepted for trading on the following exchanges: the Russian Trading System (RTS) nonprofit partnership, and the Moscow Interbank Currency Exchange (MICEX) closed joint-stock company.
The Russian Trading System: the issuer's shares have been traded in the RTS Classic Market since May 7, 2002, and admitted to the A2-Level quotation list on May 30, 2002.
The Moscow Interbank Currency Exchange: the issuer's shares were accepted for trading on the A2 quotation list on October 15, 2003.

Date	*Market Capitalization, RUR*
31.12.2002	*1,858,975,000*
31.12.2003	*5,819,000,000*
31.12.2004	*8,705,210,373*
31.03.2005	*11,565,578,934*

Note:
The data on market capitalization are calculated based on mutual deals made during a trading session. Beginning July 2003, the data for an accounting period are calculated based on indirect deals only, which is stipulated by a law "On the Disclosure of Information" of July 1, 2003.
Market capitalization is calculated multiplying the number of shares of a certain category (type) times weighted average price of one share of a given category (type) estimated on the basis of the price on ten major deals made through the organizer of trade on the MICEX exchange.

"The price on ten major deals" is a weighted average price calculated during an accounting month, provided that there were more than ten deals. In the event there are fewer deals in the accounting month, the last three months will be considered, including the accounting month.

"The number of shares" – is the number of shares issued by the company as of the end of an accounting period. This information is provided for reference only, and may differ from the real figure.

2.3. Issuer's liabilities

2.3.1. Accounts payable

Accounts	Deadline

payable							
	Total	up to 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	over 1 year
Current and long-term liabilities in total, RUR thousand							
2000	0	0	0	0	0	0	0
2001	135,632	2	0	0	0	0	135,630
2002	146,766	1,347	0	0	0	2,389	143,030
2003	146,744	1,028	0	560	0	1,487	143,669
2004	179,829	5,534	0	36,728	0	12,698	124,869
Q1 2005	300,780	2,817	0	20,922	0	12,698	264,343
Accounts payable in total, RUR thousand							
2000	0	0	0	0	0	0	0
2001	2	2	0	0	0	0	0
2002	3,736	1,347	0	0	0	2,389	0
2003	2,515	1,028	0	0	0	1,487	0
2004	18,232	5,534	0	0	0	12,698	0
Q1 2005	15,515	2,817	0	0	0	12,698	0
Including:							
Towards suppliers and contractors, RUR thousand							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	27	27	0	0	0	0	0
2003	290	290	0	0	0	0	0
2004	3,587	3,587	0	0	0	0	0
Q1 2005	614	614	0	0	0	0	0
Promissory notes payable, RUR thousand							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0
Q1 2005	0	0	0	0	0	0	0
Towards the issuer's affiliateв persons, RUR thousand							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	1,080	1,080	0	0	0	0	0

2003	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0
Q1 2005	0	0	0	0	0	0	0
Remuneration of labour, RUR thousand							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	175	175	0	0	0	0	0
2003	188	188	0	0	0	0	0
2004	114	114	0	0	0	0	0
Q1 2005	310	310	0	0	0	0	0
Indebtedness towards the budget and of-budget funds, RUR thousand							
2000	0	0	0	0	0	0	0
2001	2	2	0	0	0	0	0
2002	65	65	0	0	0	0	0
2003	550	550	0	0	0	0	0
2004	99	99	0	0	0	0	0
Q1 2005	161	161	0	0	0	0	0
Other accounts payable, RUR thousand							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	2,389	0	0	0	0	2,389	0
2003	1,487	0	0	560	0	1,487	0
2004	14,432	1,734	0	0	0	12,698	0
Q1 2005	14,430	1,732	0	0	0	12,698	0
Credits, in total, RUR thousand							
2000	0	0	0	0	0	0	
2001	135,630	0	0	0	0	0	135,630
2002	143,030	0	0	0	0	0	143,030
2003	143,669	0	0	0	0	0	143,669
2004	124,869	0	0	0	0	0	124,869
Q1 2005	264,343	0	0	0	0	0	264,343
Debt totals, RUR thousand							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
2004	35,500	0	0	35,500	0	0	0
Q1 2005	19,200	0	0	19,200	0	0	0
Including:							
Bonded debt, RUR thousand							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0

2004	0	0	0	0	0	0	0
Q1 2005	0	0	0	0	0	0	0
Other liabilities, RUR thousand							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
2004	1,228	0	0	1,228	0	0	0
Q1 2005	1,722	0	0	1,722	0	0	0

Creditors, who account for no less than 10 percent of total accounts payable, as of April 1, 2005:
Full name of the firm: ***MOSKOMMERTSBANK COMMERCIAL BANK (LLC)***
Short name of the firm: ***MOSKOMMERTSBANK COMMERCIAL BANK (LLC)***
Location: ***Bld.2, 1 Bolshoy Gnezdnikovsky Pereulok, Moscow, Russian Federation***
The amount to be paid: ***RUR125,215,000***
Past-due indebtedness: ***none***
The creditor is not affiliated with the issuer

Full name of the firm: ***ABN AMRO BANK JSC***
Short name of the firm: ***ABN AMRO BANK JSC***
Location: ***Bld. 1, 17 Bolshaya Nikitskaya Street, Moscow, Russian Federation***
The amount to be paid: ***RUR139,128,000***
Past-due indebtedness: ***none***
The creditor is not affiliated with the issuer

Other liabilities not executed by the issuer as of the end of the completed accounting period prior to the date of the approval of the offering circular (prospectus) are provided separately, if they account for 5 or more percent of the book value of issuer's assets as of the end of the last completed accounting period prior to the date of the approval of the offering circular (the Prospectus).

The issuer has no liabilities of this kind.

2.3.2. Issuer's credit history

Liability	Creditor (lender)	Principal amount of debt, RUR thousand	Maturity date		Interest rate	Maturity date	
			plan	actual		plan	actual
Loan	Commercial Bank Moscommerts bank	125,215	- 455th day - 545th day - 635th day - 730th day - 820th day - 910th day - 1000th day - 1095th day - 1185th day - 1275th day - 1365th day - 1460th	-	13.25%	first (1st) date of every month	first (1st) date of every month

			day - 1550th day - 1640th day - 1730th day - 1825th day				
Loan	***ABN AMRO BANK JSC***	139,128	18.07.2005	-	7.66%	Every 3 (three) months	Every 3 (three) months

2.3.3. Issuer's third party liabilities

Not available

2.3.4. Other liabilities of the issuer

Not available

2.4. Objectives of the issue and disbursement of the funds obtained from the placement of the securities

In April, 2000, OAO RBC Information Systems placed 16 million shares (16% of the equity) at the RTS (RBCI ticker) and at the MICEX (RBCI ticker) at a price of $0.83 per share, which resulted in borrowing $13.28m.

In October, 2004, OAO RBC Information Systems completed placement of 15 million shares (13% of the equity) by public offering at a price of RUR55.14 per share (RUR53.49 per share for the preemptive right owners), which resulted in borrowing RUR807,668,083.80.

The key objectives of the issue and the funds borrowed by securities placement will be disbursed to open a TV channel for broadcasting business and financial news, expand mass media and advertising business, continue organic IT growth, employ key specialists, purchase enterprises operating in the field of information services and technologies.

2.5. Risks involved with investment in the securities (being) placed

This information can be found in paragraph 3.5. of the Prospectus

III. Issuer's Detailed Profile

3.1. Issuer's foundation and development history

3.1.1. Issuer's full name

Issuer's full name:
RBC Information Systems Open Joint Stock Company

Issuer's short name:
OAO RBC Information Systems

Information on changes in the name and legal and organizational structure of the issuer:
Previous full name of the issuer: ***NETRUS HOLDING Open Joint Stock Company***
Previous short name of the issuer: ***OAO NETRUS HOLDING***
Came into effect on: ***18.08.2000***
The current name came into effect on: ***24.09.2001***
Changes were made on the basis of: ***Minutes of General Meeting of Shareholders No. 5 of September 13, 2001.***

3.1.2. Issuer's state registration data

Issuer's state registration data: *18.08.2000*
Number of the State Registration Certificate (or other document certifying the issuer's state registration): *002.010.991*
Issued by: ***Moscow Registration Chamber***

Legal entity basic state registration number: *1027700381851*
Registration date: ***October 31, 2002.***
The name of the registration agency specified in the certificate of legal entity registration till July 1, 2002 with the United State Register of Enterprises and Organizations: ***No. 39 Intermunicipal Tax Inspection under the Ministry of Taxation of Russia, Moscow.***

3.1.3. Issuer's foundation and development data

OAO RBC Information Systems has been operating for 4 years and 8 months
More information can be found in paragraph 4.1.3. of the Prospectus.

3.1.4. Contact information

Issuer's location: ***75/9 Leninsky Prospekt, Moscow, 119261***
Location of the issuer's permanent executive body: ***75/9 Leninsky Prospekt, Moscow 119261***
Phone: ***363-11-11*** Fax: ***363-11-25***
E-mail: ***info@rbc.ru***
Information on the issuer and its securities can be found on the company's Web site: ***www.rbcinfosystems.ru***

Information on issuer's special shareholder and investor development unit (third party):
The company has its Investor Relations Office headed by Natalia B. Makeeva, the leading specialist on relations with investors.
Location: ***Building 1, 78 Profsoyuznaya Street, Moscow 117393***
Phone: ***(095) 363-11-11***
Fax: ***(095) 363-11-25***
E-mail: ***ir@rbc.ru***

3.1.5. Taxpayer number

Taxpayer number: *7736206959*

3.1.6. Issuer's branches and representative offices

Neither branches nor representative offices are available

3.2. Issuer's core business

3.2.1. Issuer's industry classification

Codes of the issuer's basic industrial trends according to the OKWED:
72.20, 72.10, 72.30, 72.40, 72.50, 72.60, 51.43.22, 52.45.4, 74.14, 74.13.1, 74.40, 67.12.1, 22.15, 22.22, 22.23, 51.19, 51.47, 51.70, 52.48.39, 52.63.

3.2.2. Issuer's core business

OJSC RBC Information Systems does not directly carry out transactions on the sale of services and products to its customers. These functions are exercised by the issuer's affiliates and are reflected in their financial statements.

The Holding's share in the profit obtained from the main businesses in 2000—2004.

	2000	2001	2002	2003	2004	Q1 2005

Profit from media	68%	58%	53%	67%	68%	69%
Profit from IT	32%	42%	47%	33%	32%	31%

The reason for the increase in the IT profit by 10% in 2001 against 2000 is first and foremost the rise in popularity of corporate and Internet solutions developed by the Company. Relying on its programming and e-commerce experience the Company offers a wide range of services in the field of web-nodes development, programming and consulting. Under hosting agreements RBC also offers constant hosting of the web-nodes after their launch.

Secondly, in 2001 the company's management focused on IT-services development, since Russia's IT market is characterised by rapid growth and has an enormous potential. Thus, fresh programmers have been employed and the management has been consolidated, an aggressive RBC IT services marketing campaign was launched with the use of combination sales, which together with general measures resulted in a considerable increase in IT profits and had an impact on the profit structure.

RBC Holding specialises in the sphere of media services and information technologies (IT) development. Among its media businesses is Advertising and Information agency RosBusinessConsulting, RBC TV business television and information web-portals (www.rbc.ru; www.cnews.ru; www.autonews.ru; www.rbcdaily.ru; www.utro.ru, etc.). As part of its media services the issuer carries out advertising activity, both using its own resources and other advertising sites. RBC's IT subdivision, represented by Closed JSC RBK Soft, performs general programming (implementation of its own projects and promotion of IT solutions of the world leading producers), off-shore programming (software development for overseas clients), and provision of services in the field of system integration.

The RBC Group started its business in 1993, when Closed JSC RosBusinessConsulting, an international agency providing financial news of the Russian market, was founded. Shortly after building a highly qualified team of journalists, analysts and editors RBC became one of the leading providers of business information for the Russian business community. In 1995 the agency launched its website www.rbc.ru and started using the Internet as the main channel to distribute financial and economic information.

Today, RBC provides a full range of information services. The clients of the company receive updated information on all segments of the financial market including broadcastings from Russia's leading stock exchanges. Furthermore, for 24 hours a day the agency broadcasts in live-mode political, economic and financial news, analytical materials, comments and forecasts, topic articles, and has a wide correspondent network in Russia and the CIS countries. The basis of the RBC news strategy is the recognition of the original source as the authoritative source of information. This fact ensures an absolute objectivity and reliability of the provided information. RBC has established long-term partnership with the leading Russian and foreign economic institutions.

The Company has a unique business audience which basically consists of highly educated people with an over-average income who have an opportunity to make decisions about major purchases. By the end of 2003 the monthly RBC business sites audience made up 2.3 million users and the audience of all web-sites of the company – 4 million. The access to this solvent audience attracts a lot of advertisers, among which are investment and insurance companies, banks, real estate agencies, construction companies, airline companies, automobile dealers, telecommunication companies and companies providing business services. In 2003 RBC's advertising client base increased by over 25% and made up 1,520 clients. The unique effectiveness of advertising on RBC's web-resources allows the company to sell its services at prices, which exceed those of the closest competitors by at least 10 times. According to the Company's estimations, it owns 50% of Russia's web-advertising and 90% in the business segment of online advertising.

RBC actively develops its business in the field of marketing communications considering this direction one of the most promising in media business. The Company organises the prestigious national awards Person of the Year and Company of the Year. In 2003 RBC acquired rights for the Company of the Year trade mark from PR agency Republic.

Using the popularity of RBC brand and its unique 10 years' experience in the field of advertising RBC assists some of its clients to carry out extensive advertising campaigns and attract different media resources.

Despite its success on the information market before and after the 1998 default the management of the Company set itself a goal to diversify the business and to enter new fast-growing and profitable markets. Using the success of the brand and synergies with media-business RBC entered the IT market. Starting with sales of Internet solutions, such as e-commerce and web-design, RBC has broadened the range of the offered products with software development, system integration and IT consulting. The new business soon stopped being a secondary one and three years later, the revenues from IT products saes was practically equal to those obtained

from sales of media services. The Company's success in the field of IT services stimulated its growth through the introduction of new businesses.
RBC SOFT solutions have been implemented at state enterprises, major banks, industrial companies and other organizations. Among RBC SOFT's clients are the Ministry of Railways, the Crisis Centre of the Russian Ministry of Atomic Energy, the Russian Ministry of Communication and Informatization, the State Customs Committee, Gazprom, Lukoil, Kazan Commercial Bank, Turan-Alem Bank, BIPEK-Auto, Tetra Pak, PHILIPS, Finnair, Metro Cash & Carry, GUM and the Bolshoi Theatre. The Company employs over 350 people, many of which have academic degrees. The high quality of RBC SOFT services is ensured by the quality management system of the company certified in accordance with the international standard ISO 9001:2000.
RBC SOFT is a system integrator and provider of solutions from the world leading producers of hi-tech services and products, such as Microsoft, Oracle, Siebel, Thawte, Verisign, Hewlett Packard, Intel, IBM, Dell, Documentum, Altavista and others.
The goal of this co-operation is to gain advanced experience in the IT field and to implement it in Russia.

Within its partnership with Microsoft, RBC has developed a solution for leasing companies, which Microsoft includes in its products focused on the Russian market. RBC has also developed a Russian version of Siebel products and a Russian modification for AltaVista. RBC is one of the 15 partners of Intel e-Business Solution Provider Program (eBSP)in Europe and a participant of the IBM programme for e-business development in Russia (IBM's Partnerworld for Software Program).

In 2003 the company took the 43rd place in the chart of the fastest growing European companies in the hi-tech sector - Deloitte Touche Tohmatsu 2003 European Technology Fast 500. In comparison with the previous chart, where RBC had the 72nd place, the company has moved 29 positions up.
Furthermore, RBC SOFT took the 8th place last year in the first chart of companies working on the Russian IT market, according to the economy weekly Kommersant-Dengi and the iOne Information technologies project.
On September 2, 2003 Russia saw the first and the only TV channel for businessmen - RBC TV. The channel specialises in business information and broadcasts for business audience. Every day, RBC TV covers the situation on the Russian and foreign financial markets. The channel issues economic, finance and political news in Russia and abroad; analytical reviews, forecasts and comments from experts; interviews with the leading politicians and businessmen; business press reviews; special programmes devoted to current problems of the Russian business.
The channel's programmes are focused on the business audience which primarily consists of managers and bank clerks, investment companies, funds, stock exchanges, auditing and consulting companies, business mass media, and other specialists who need current financial information, top and medium managers, state clerks as well as students of business schools, private investors and other population categories interested in business information.
RBC TV co-operates with the major foreign agencies and TV companies, such as CNN, CNBC, Reuters, APTN, NTV (Germany), Deutsche Welle, as well Russia's leading information agencies.
RBC TV is made by a team of professionals who previously worked at federal channels and in business mass media. The company employs over 40 analysts, who previously worked in banks and financial companies. RBC TV is equipped with advanced studios with unique equipment.
The broadcasting is performed via satellite channels (NTV+, Cosmos-TV), cable networks (Komkor-TV, Divo-TV), cable/on-air broadcasting, regional broadcasters and the Internet. RBC TV broadcasts 24 hours a day.

The channel widely uses constantly up-dated graphic and text materials (roll titles, split-screen), which vividly and promptly reflect the dynamics of the day's events without distorting the general structure of the viewing grid. The channel broadcasts in the morning (a series of breakfast programmes), in the afternoon (analytical programmes are in priority) and in the evening (news, day's review)
The RBC TV advertisers are investment and insurance companies, banks, development companies, real estate agencies, construction companies, airline companies, electronic and technical equipment producers, telecommunication companies, companies providing business services as well as listed companies.

RBC Holding carries out its business only on the territory of the Russian Federation.

Seasonal fluctuations affect advertising profit. Increase/decrease of the profit volume depends on the seasonal burst/recession in business activity. Thus, business recession is characteristic of July and August, the traditional season for summer holidays. January and February witness decrease in the advertising profit, because the clients refrain from extensive advertising since they find the New Year holidays time ineffective for conducting advertising campaigns. A considerable increase in advertising profit takes place in the second half of November and in December, a time of the peak purchasing activity before the New Year holidays, and in September and October, when potential buyers return from their holidays.

Business activities in the field of information and IT services are not subject to seasonal fluctuations.

3.2.3. Primary products (works, services)

During the 2002 financial year the main profit of the issuer was obtained from transactions with other companies of the group, in 2003 the bulk of the issuer's profit resulted from the activities of the companies within the RBC Group.,and in 2004 – from selling goods and providing system integration services.

Index	2000	2001	2002	2003	2004	Q1 2005
Production volume, items	-	-	-	-	-	-
Average annual price of the product, RUR thousand	-	-	-	-	-	-
Profit from product sales (work, services), RUR thousand	*0*	*3*	*4,941*	*27,508*	*246,399*	*20,833*
Stake in the total profit,%	-	*100%*		*100%*	*100%*	*100%*
Corresponding consumer price index, %	*120.2*	*118.6*	*115.1*	*112.0*	*111.7*	*105.3*

Sales system is described for the last 5 completed financial years or for each completed financial year if the issuer has carried out its business for less than 5 years, and for the last completed financial period until the date of approval of the securities prospectus on each of the mentioned main types of product (works, services) of the issuer in % of the product (work, services) sales volume.

Product name (work, services)	Product (work, services) sales scheme	2000	2001	2002	2003	2004	Q1 2005
All types	*Direct sales, %* *Own trade network, %* *Controlled trade network, %* *Other (specify), %*	-	*100%* *0* *0* *0*	*100%* *0* *0* *0*	*100%* *0* *0* *0*	*100 %* *0* *0*	*100%* *0* *0* *0*

The structure of expenses of the issuer is described related to the production and sales of each type of the products (works, services), which is responsible for not less than 10 percent of the total profit from the products (works, services) sales for the last completed financial period until the date of approval of the securities prospectus according to the items provided in percentage of the total prime cost.

Cost item	2000	2001	2002	2003	2004	Q1 2005
Raw and other materials, %	*0*	*0*	*0.8%*	*0*	*0*	*0*
Acquired components, semi-products, %	*0*	*0*	*0*	*66.5%*	*2.8*	*7.1*
Production works and services by external organizations, %	*0*	*0*	*53.5%*	*4.1%*	*70.5*	*22.2*
Fuel, %	*0*	*0*	*0*	*1.6%*	*3.8*	*7.7*
Energy, %	*0*	*0*	*0*	*0*	*0*	*0*

Remuneration of labour, %	*0*	*0*	*35.6%*	*9.4%*	*10.2*	*28.7*
Credit interest, %	*0*	*0*	*0*	*0*	*0*	*0*
Rent, %	*0*	*0*	*0*	*0*	*2.4*	*13.8*
Fringe benefit expenses, %	*0*	*0*	*3.5 %*	*2.9%*	*3.1*	*7.1*
Fixed assets depreciation, %	*0*	*0*	*0.2 %*	*3.1%*	*2.8*	*5.7*
Taxes included in product prime cost, %	*0*	*100%*	*0.8%*	*0.2%*	*0.1*	*0*
Other expenses, %	*0*	*0*	*5.6 %*	*12.2%*	*0.8*	*1.8*
Intangible assets depreciation, %	*0*	*0*	*0*	*0*	*0*	*0*
Fee for technical improvement proposals, %	*0*	*0*	*0*	*0*	*0*	*0*
Obligatory insurance payments, %	*0*	*0*	*0*	*0*	*3.5*	*5.9*
Representation expenses, %	*0*	*0*	*0*	*0*	*0*	*0*
Other, %	*0*	*0*	*0*	*12.2%*	*0*	*0*
Total expenses related to the products (works, services) production and sales (prime cost), %	*0*	*100%*	*100%*	*100%*	*100%*	*100%*
Revenue from the products (works, services) sales , %	*0*	*-*	*80%*	*100%*	*100%*	*100%*

The calculations are made based on the accounting report prepared in accordance with Russian Accounting Standards.

OJSC RBC Information Systems does not directly carry out transactions on the sale of services and products to its customers. These functions are exercised by the issuer's affiliates and are reflected in their financial statements.

1) In 2003 the group focused on research and development of "box" solutions, which are adapted for a certain client when implemented. The year 2003 once again proved the great potential of such approach both in terms of cost saving and satisfaction of the clients' needs.

Among the Holding's products are the Mass Media Monitoring System, the document management system, the content management system, etc. The content management system, for example, was used in all Internet-solution projects of the group. In 2002, there were 11 projects of this kind.

2) Besides IT research and development the company launches new businesses; for example, in 2003 a television project was launched. Closed JSC RBC TV, which belongs to the Group, is responsible for the realisation of this project. Despite the fact that the project was only launched on September 1, 2003, it had a considerable influence on the main advertising business of the company: there was a considerable increase in the advertising profit of the Group.

Advertisers continue to consider RosBusinessConsulting as not only an interesting advertising Internet resource but also an advertising agency. In this case RosBusinessConsulting acts as a universal company, which

provides a whole range of services to promote a product or a company, to start with marketing research and to and with a large-scale information company.

3) Furthermore, it is worthy to note that in 2003 the Group became the sole organiser of the Company of the Year award. It should expand PR-opportunities for the RBC Group in future. In 2003 the Company of the Year prize was awarded for the fifth time. The goals of the project remain the same: to stimulate business in Russia, to draw the global community's attention to the best domestic companies, to help these companies attract foreign investors and establish relations with foreign partners.

The victory ceremony took place on October 29, 2003 in Moscow. The award winners were Russian Joint-Stock Company United Energy Systems of Russia, Omutninsky Metallurgic Plant, Mechel Steel Group, Wimm-Bill-Dann, Arkhangelsk Pulp and Paper Plant, Razguliay -UKRROS Group, Bank of Moscow, Russia Insurance Iompany, PIOGLOBAL Asset Management, Ernst & Young, Perekriostok Trade House, Tekhmarket, TransTelecom, Dixis, Sbarro, Ramstore, Novorossiysk Sea Trade Port, Nataly Tours, 1C, First Investment Real Estate Fund, Yarpivo, Prodimex, FosterGroup, ZENIT Bank, Capital City Insurance Company, Mining and Metallurgic Company Norilsky Nickel, MAIR Industrial Group, Brunswick UBS, Ekvant, ROSBANK, Komus, TsSKA, RightON Group, S.P.I. Group, System-Gals, EAST LINE Group.

3.2.4. Issuer's suppliers accounting for more than 10 percent of total material assets supplies with specification of their share in total supply volume.

The issuer has no such suppliers.
No imported supply is available.

RBC holding's partners and suppliers:
VeriSign, Network Solutions, Thawte: RBC is the sole distributor in Russia.

- *Intel: RBC participates in the Intel e-Business Solution Provider Program (eBSP).*
- *IBM: RBC is a partner of the company as part of the E-business Development Program in Russia.*
- *AltaVista: RBC is the sole representative in Russia.*
- *World Bank: RBC is a finalist of the tender for the World Bank's infoDev Global Development Gateway Program conceived as a worldwide bank of knowledge accessible on the Internet.*
- *Dell, Compaq: RBC is its solution provider.*
- *Navision/Siebel: RBC is its representative in Russia.*
- *Openshop Holding AG: RBC is its representative in Russia.*

3.2.5. Issuer's target markets for products (works, services)

No.	Consumers	Share in the total sales volume (%)					
		2000	2001	2002	2003	2004	Q1 2005
1	RBC Center LLC, Moscow	-	-	38%	5%	-	-
2	Closed Joint-Stock Company Publishing House RosBusinessConsulting, Moscow	-	100%	14%	-	-	-
3	Closed Joint-Stock Company RosBusinessConsulting, Moscow	-	-	48%	7%	-	-
4	Closed Joint-Stock Company RBC-TV, Moscow	-	-	-	82%	-	-
5	Limited Liability Company RBC-Reklama, Moscow	-	-	-	-	-	-
6	Closed Joint-Stock Company RBC SOFT, Moscow	-	-	-	-	-	-
7	Microsystems	-	-	-	-	26%	-
8	Center of Providers	-	-	-	-	65%	-
9	Fakel	-	-	-	-	-	89%

Possible factors that may have an adverse impact on the sales of issuer's products (works, services) and possible issuer's actions to minimize such impact: ***Deterioration of the market condition caused by macroeconomic trends and economic development in Russia and globally.***

3.2.6. Experience related to current assets and stocks

This information can be found in paragraph 4.2.6. of the Prospectus.

3.2.7. Raw materials

Raw material source for issuer's core business: ***not available.***

3.2.8. Key competitors

This information can be found in paragraph 4.2.8. of the Prospectus

3.2.9. Issuer's licenses

Not licensed

3.2.10. Issuer's joint activity

OJSC RBC Information Systems may not indirectly manage more than 50% of the overall number of voices attached to the shares of the capital stock of the following companies:
Purpose of investment: to build the vertical structure of the Holding, to found enterprises for implementation of certain projects.
Financial result from indirect ownership: 0

Dom dlya PC LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: RUR4,200 (four thousand two hundred), 50% of the capital stock

Merkot LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: RUR5,040 (five thousand and fourty), 60% of the capital stock

RBC-Pro LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: RUR196,401 (one hundred ninety-six thousand four hundred and one), 51% of the capital stock

RBC-TV Production LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC-TV
Contribution amount: RUR9,900 (nine thousand nine hundred), 99% of the capital stock
Issuer
Contribution amount: RUR100 (one hundred), 1% of the capital stock

ROVERST LLC
Entities directly controlling the company:
RBC Center LLC
Contribution amount: RUR5,000 (five thousand), 50% of the capital stock

TELLI LLC
Entities directly controlling the company:
Closed Joint-Stock Company RBC HOLDING
Contribution amount: RUR5,800 (five thousand eight hundred), 50% of the capital stock

3.3. Issuer's projected plans

This information can be found in paragraph 4.3. of the Prospectus.

3. 3.4. Issuer's participation in industrial, banking and financial groups, holding companies, concerns and associations.

The issuer is the head office of RBC Holding. The issuer holds a control stake in the authorized capitals of the main Companies within RBC Holding and manages and coordinates the activity of all Companies within RBC Holding.

3.5. Issuer's affiliates and related companies

Full name of the firm: ***RBC Center Limited Liability Company***
Short name of the firm: ***RBC Center LLC***
Location: ***Building 1, 36 Sadovaya-Chernogriazskaya, Moscow 107078***
Grounds for accepting the company as issuer's affiliate:
The issuer is the sole fonder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***information services (mass medium), promotion of goods and services on the Internet, agency business.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; RBC Center LLC runs major projects of various public agencies as well as tenders won.***

Full name of the firm: ***SK GARANT Closed Joint Stock Company***
Short name of the firm: ***ZAO SK GARANT***
Location: ***12-20 Sadovaya-Triumfalnaya, Moscow 103006.***
Grounds for accepting the company as an affiliate or related to the issuer :
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***developing and realizing information products; developing and servicing computer-based data bases and software; providing marketing services in the field of software.***
Significance of the affiliate for the issuer: ***no activity is available.***

Full name of the firm: ***RBC-TV Closed Joint Stock Company***
Short name of the firm: ***ZAO RBC-TV***
Location: ***75/9 Leninsky Prospekt, Moscow 119261***
Grounds for accepting the company as an affiliate or related to the issuer:
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100 %***
Affiliate's share in the issuer's authorized capital: ***0.13%***
Share of issuer's ordinary shares owned by the affiliate: ***0.13%***
Affiliate's core business: ***producing and copying video, movie and TV products, TV (terrestrial, cable, satellite) broadcasting, Internet broadcasting in English and Russian.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; ZAO RBC-TV runs the RBC TV Project.***

Full name of the firm: ***RBC Information Systems (Europe) N.V.***
Short name of the firm: ***RBC Information Systems (Europe) N.V.***
Location: ***Netherlands, Schelmseweg 1, 6861WP Oosterbeek***
Grounds for accepting the company as an affiliate or related to the issuer:
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100%***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***

Affiliate's core business: *developing and realizing IT, telecommunication and software products.*
Significance of the affiliate for the issuer: *"RBC Information Systems (Europe)" N.V. was established for developing and realizing IT, telecommunication and software products in Netherlands.*

Full name of the firm: *Closed Joint Stock Company RBC SOFT*
Short name of the firm: *ZAO RBC SOFT*
Location: *75/9 Leninsky Prospekt, Moscow 119261*
Grounds for accepting the company as an affiliate or related to the issuer:
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100%***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***developing, introducing and selling software, as well as developing Internet solutions for medium and large businesses.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; ZAO RBC SOFT is specializing in developing, introducing and selling software, as well as developing Internet solutions for medium and large businesses.***

Full name of the firm: *RBC HOLDING Closed Joint Stock Company*
Short name of the firm: *ZAO RBC HOLDING*
Location: *75/9 Leninsky Prospekt, Moscow 119261*
Grounds for accepting the company as an affiliate or related to the issuer:
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100%***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***runs no independent business line, owns several Internet projects.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; ZAO RBC HOLDING runs the projects as follows:***
LLC Telli owns krovatka.ru domain and chat, a well-known chat in Russia.
LLC Merkot owns webforum.ru domain and a set of forums, as well as lbn.ru banner net.
LLC Niken owns hotbox.ru free e-mail.
LLC RBC-Pro is tour.rbc.ru travel portal
LLC PC Home is a hardware and appliances e-shop.

Full name of the firm: *RosBusinessConsulting Closed Joint Stock Company*
Short name of the firm: *ZAO RosBusinessConsulting*
Location: *Building 1, 78 Profsoyuznaya Street, Moscow 117393*
Grounds for accepting the company as an affiliate or related to the issuer:
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100%***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***providing information services (mass media), dissipating financial and economic information, publishing, producing and selling advertising materials, providing advertising services.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability; risk management; ZAO RosBusinessConsulting is engaged in dissipating information and advertising.***

Full name of the firm: *RBC Reklama Limited Liability Company*
Short name of the firm: *RBC Reklama LLC*
Location: *75/9 Leninsky Prospekt, Moscow 119261*
Grounds for accepting the company as an affiliate or related to the issuer:
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100%***
Affiliate's share in the issuer's authorized capital: ***not available***

Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***producing and selling advertising materials, providing advertising services.***
Significance of the affiliate for the issuer: ***with a view to separating some lines of business to improve their efficiency, transparency of income by type of business for its own management and external audit; strengthen business stability;risk management; LLC RBC Reklama is engaged in distribution of advertising.***

Full name of the firm: ***RBC Publishing Limited Liability Company***
Short name of the firm: ***RBC Publishing LLC***
Location: ***29 Choros-Gurkina, Gorno-Altaisk 649000, Russia***
Grounds for accepting the company as an affiliate or related to the issuer:
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100%***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***publishing, designing and developing software, providing advertising services.***
Significance of the affiliate for the issuer: ***LLC RBC Publishing is intended mainly to legally reduce the tax burden on the basis of tax allowances provided for by the law of the Altai Republic where the company is incorporated.***

Full name of the firm: ***POLITIKA, EKONOMIKA, MARKETING Information Research Center Closed Joint Stock Company***
Short name of the firm: ***ZAO PEKOM IRC***
Location: ***2-24 Kvesisskaya Street, Moscow 127220***
Grounds for accepting the company as an affiliate or related to the issuer:
The issuer is the sole founder of this affiliate
Issuer's share in the legal entity's authorized capital: ***100%***
Affiliate's share in the issuer's authorized capital: ***not available***
Share of issuer's ordinary shares owned by the affiliate: ***not available***
Affiliate's core business: ***publishing, designing and developing software, providing advertising services.***
Significance of the affiliate for the issuer: *ZAO PEKOM IRC* mostly operates as the owner of the Brand of the Year Project.

3.6. Composition, structure and value of issuer's fixed assets; information on plans of purchase, change and retirement of fixed assets and all facts of encumbrance of issuer's fixed assets

3.6.1. Fixed assets

No	Fixed assets group	Revaluation full cost, RUR	Depreciation, RUR	Depreciated cost (less depreciation) before revaluation, RUR	Revaluation date	Full cost after revaluation, RUR	Depreciated cost (less depreciation) after revaluation, RUR
	Means of transportation	11,796,025	1,677,959	10,118,066	-	11,796,025	10,118,066

Fixed assets have not been revaluated
Fixed assets are purchased only for wear and tear compensation. No encumbrance of fixed assets is available.

3.6.2. Issuer's real property value

OAO RBC Information Systems neither owns nor lease immovable property on a long-term basis.

IV. Issuer's Financial and Economic Performance

4.1. Issuer's financial and economic performance figures

4.1.1. Profit and loss

Index	2000	2001	2002	2003	2004	Q1 2005
Proceeds, RUR thousand	-	3.00	4,941.00	27,508.00	246,399	20,833
Gross profit, RUR thousand	-	3.00	- 1,237.00	5.00	32,112	2,609
Net profit (non-allocated profit (uncovered loss)), RUR thousand	-	2.00	221.00	565.00	- 4,473	- 1,848
labour productivity, RUR/person	-	0.07	49.41	267.00	1,408.00	130.20
Yield on capital investment, %	-	-	119.41	316.22	3,115.60	241.74
Return on assets, %	-	0.0015	0.04	0.10	-0.46	-0.13
Return on equity, %	-	2.35	0.05	0.14	-0.55	-0.15
Return on products (sales),%	-	100.00	-25.04	0.02	0.27	-4.13
Uncovered loss on the reporting date, RUR	-1,00	-1.00	-	-	-3.687	-5,534
Uncovered loss on the reporting date/balance-sheet total ratio	0,01	0.000007	-	-	0.004	0.004

Labour productivity, RUR/person - proceeds (sales proceeds)/staff on the payroll
Yield on capital investment, % - proceeds (sales proceeds)/fixed assets
Return on assets, % - net profit before deduction of interest, taxes, depreciation, balance value of assets
Return on equity, % - net profit/(capital and reserves - directed financing and receipts + deferred revenues - own shares purchased from shareholders)
Return on products (sales), % - sales profit/net proceeds (sales proceeds)
Uncovered loss on the reporting date, RUR - Uncovered loss of past years + uncovered loss of the reporting year
Uncovered loss on the reporting date/balance-sheet total ratio - Uncovered loss on the reporting date/balance value of the assets (balance sheet total)

As was mentioned above, the issuer is the parent company of RBC Holding. It ensures day-to-day and strategic management of the Group, regulates cash flows and co-ordinates the financial activity of the Group.
As RBC Holding's joint (consolidated) statements are based on the International Accounting Standards (IAS) the issuer's paying capacity and credit risk will be analysed together with the joint statements to obtain results that would demonstrate the actual financial status of the Company as well as the financial status of RBC Holding in general.
Despite the Group's expansion, return on sales and on assets was kept on the same level in 2002 as in 2001. The return on sales in 2001 was 55% and 54% in 2001. Operating profit return did not change either and made 39%.

In 2002, return on assets decreased to 30% against 49% in 2001. This was primarily due to the company's growth and a sharp increase in the amount of assets after the IPO held in 2002.

Thus, one can claim that while developing the group is eager to keep its previous returns on the previously achieved level.

4.1.2. **Factors responsible for the changes in the amount of sales profit gained by the issuer from selling goods, products, works, services and profit (loss) of the issuer from its main business.**

The following factors had an impact on the changes in the amount of profit from the main business, from selling goods, products, works, and services by the OJSC RBC Information Systems in 2001—2004 (2000 saw no profit):

- *Timeliness and effectiveness of the measures taken by the Holding's management in order to develop business and promote services and RosBusinessConsulting brand in the Russian and foreign markets. Impact level – 40%.*

- *Timeliness and effectiveness of the Holding's investments in the development of new information and analytical software products. Impact level – 35%.*

- *Russian media market growth (including web-advertising market); increase in demand for research and information products and services. Impact level – 10%.*

- *Russian IT market growth. Impact level – 10%.*

- *General economic growth. Changes in the macroeconomic conditions of the Holding's activity. Impact level – 5%.*

The following factors had the main impact on the changes in the amount of profit (loss) of OJSC RBC Infromation Systems from its main businesses in 2001—2003 (2000 saw no profit):

- *Changes in the amount of profit gained by OJSC RBC Information Systems from selling goods, products, works, and services (factors responsible for changes in the amount of profit are given above.) Impact level – 50%.*

- *The increase in salary fund due to the increase in the number of employees and the salary level. Impact level – 30%.*

- *Changes in depreciation as a result of implementation of the investment programs of OJSC RBC Information Systems. Impact level – 10%.*

- *Changed of the macroeconomic conditions of the Holding's activity, including the impact of inflation and currency exchange rate changes. Impact level – 10%.*

4.2. Issuer's liquidity

Index	2000	2001	2002	2003	2004	Q1 2005
Own working assets, RUR thousand	41.00	20.00	394,763.00	79,026.00	839,068.00	833,454.00
Leverage ratio	-	1,595.67	0.35	0.35	0.15	0.25
Own assets autonomy ratio	0.5	0.0006	0.74	0.74	0.87	0.80
Supply of reserves with own working assets	-	-	65.74	6.87	25.35	52.00
Fixed assets index	-	0.76	0.05	0.81	0.31	0.31

Current liquidity ratio	-	67,826.00	144.99	89.77	18.96	6.52
Fast liquidity ratio	-	67,826.00	143.24	85.20	18.15	6.40

Own working assets, RUR - capital and reserves (less own shares purchased from shareholders) - directed financing and receipts + deferred profit – fixed assets – long-term receivables
Leverage ratio- long-term liability + short-term liability (excluding deferred profit)/capital and reserves (less own shares purchased from shareholders) - directed financing and receipts + deferred profit
Own assets autonomy ratio - Capital and reserves (less own shares purchased from shareholders) - directed financing and receipts + deferred profit/retained assets+ current assets
Supply of reserves with own working assets - Own circulation assets/stocks
Fixed assets index - Retained assets+ long-term receivables/capital and reserves (net of own shares purchased from shareholders) – directed financing and receipts+ deferred profit
Current liquidity ratio - Current assets long-term receivables/long-term liabilities (excluding deferred profit)
Fast liquidity ratio - (Current assets – reserves - VAT for purchased valuables - long-term receivables)/short-term liabilities (excluding deferred profit)

As was mentioned above, the issuer is the parent company of RBC Holding. It ensures day-to-day and strategic management of the Group, regulates cash flows and co-ordinates the financial activity of the Group.
As RBC Holding's joint (consolidated) statements are based on the International Accounting Standards (IAS) the issuer's paying capacity and credit risk will be analysed together with the joint statements to obtain results that would demonstrate the actual financial status of the Company as well as the financial status of RBC Holding in general.
In 2003 the issuer invested RUR320.003 million in Closed JSC RBC-TV, which resulted in a considerable decrease of the issuer's own assets and change in the fixed asset index. On the whole, this transaction had no impact on the Group's own assets. The other indicators characterizing the issuer's liquidity remained on the 2002 level except the current and fast liquidity ratio. Their decline in 2003 against 2002 also results from investments in the television project.
Speaking about the consolidated reporting of the holding in accordance with IAS, the financial independence index rose from 77% in 2001 to 33% in 2002. This fact was due to an increase in own equity and assets. Similarly, the autonomy index rose from 54% in 2001 up to 71% in 2002. In 2001 and 2002 about half of equity funds was spent to finance fixed assets (46-48%). The current and fast liquidity ratios in 2002 fell as compared with 2001. The current liquidity ratio decreased in 2002 down to 4.6 from 5.3 in 2001. The fast liquidity ratio decreased from 5.02 in 2001 down to 3.9 in 2002. Despite a relative decrease in the liquidity ratios of the Group, the liquidity characteristics remain high.

4.3. Size, structure and adequacy of issuer's capital and current assets

4.3.1. Size and structure of issuer's current assets

	2000	2001	2002	2003	2004	Q1 2005
Issuer's authorized capital size, RUR thousand	84	84	100	100	115	115
Total value of issuer's shares repurchased for subsequent reselling (assignment), with specification of the percentage of such shares of the issuer's placed shares (authorized capital)	-	-	-	-	-	-
Size of issuer's reserve capital built up on the basis of contributions from issuer's profit	-	-	-	5	6	6
Size of issuer's additional capital reflecting the value of assets and determined by revaluation as well as the difference between the market value (placement price) and the par value of company's shares by	-	-	413,744	413,744	1,221,412	1,221,412

selling them at the price exceeding the par value, RUR thousand						
Retained net profit of the issuer, RUR thousand	-	1	222	787	-3,687	-5,534
Size of issuer's targeted financing funds, including the funds intended for targeted financing, funds received from other organizations and persons, budgetary funds, etc.	-	-	-	-	-	-
Issuer's total capital size, RUR thousand	84	85	414,066	414,636	1,217,846	1,215,999

Year	*Current assets structure*	*Current assets volume (thousand rubles)*	*Stake*	*Sources of financing*
2000	*Shareholders' liabilities*	*42*	*51%*	*Own funds*
	Settlement account	*41*	*49%*	
2001	*Accounts receivable*	*4*	-	*Own funds, loans*
	Settlement account	*18*	*0.01%*	
	Currency account	*135,630*	*99.99%*	
2002	*Raw and other materials, and similar valuable assets*	*2*	-	*Own funds, loans*
	Finished products and goods for resale	*393*	*0.07%*	
	Deferred expense	*5,610*	*1%*	
	VAT input	*495*	*0.09%*	
	Accounts receivable, including:	*13,004*	*2.35%*	
	Trade accounts receivable	*1,263*	*0.2%*	
	Accounts receivable: subsidiaries and affiliates	*514*	*1%*	
	Advances	*10,705*	*1.1%*	
	Other receivables	*522*	*0.09%*	
	Short-term loans granted	*144,497*	*26%*	
	Other short-term financial investments	*42,726*	*7.7%*	
	Cash on hand	*25*	-	
	Settlement account	*334,773*	*60.4%*	
	Currency account	*5*	-	

2003	*Raw and other materials, and similar valuable assets*	*88*	*0.04%*	*Own funds, loans*
	Deferred expense	*11,412*	*5.1%*	
	Accounts receivable: subsidiaries and affiliates	*624*	*0.3%*	
	Advances		-	
	Other receivables	*25*	-	
	Short-term loans granted	*212,237*	*94%*	
	Cash on hand	*10*	-	
	Settlement account	*953*	*0.4%*	
	Currency account	*421*	*0.16%*	
2004	*Raw and other materials, and similar valuable assets*	*8*	-	*Own funds, loans*
	Finished products and goods for resale	*25,913*	*2.54%*	
	Goods shipped	*3,444*	*0.34%*	
	Deferred expense	*10,832*	*1.06%*	
	VAT input	*3,536*	*0.35%*	
	Accounts receivable: subsidiaries and affiliates	-	-	
	Advances	*3,414*	*0.34%*	
	Other receivables	*318,549*	*31.26%*	
	Short-term loans granted	*293,561*	*28.81%*	
	Other short-term financial investments	*358,185*	*35.15%*	
	Cash on hand	*59*	*0.01%*	
	Settlement account	*621*	*0.06%*	
	Currency account	*775*	*0.08%*	
Q1 2005	*Raw and other materials, and similar valuable assets*	*7*	-	*Own funds, loans*
	Finished products and goods for resale	*7,689*	*0.68%*	

	Goods shipped	*3,444*	*0.30%*	
	Deferred expense	*10,671*	*0.94%*	
	VAT input	*105*	*0.01%*	
	Accounts receivable: subsidiaries and affiliates	-	-	
	Advances	*977*	*0.09%*	
	Other receivables	*553,291*	*48.78%*	
	Short-term loans granted	*268,312*	*23.66%*	
	Other short-term financial investments	*249,118*	*21.96%*	
	Cash on hand	*49*	-	
	Settlement account	*4,408*	*0.39%*	
	Currency account	*36,163*	*3.19%*	

Since the Issuer is a holding company, it has neither accounts payable nor receivable with minimal, TMC balances are minimal.

The current assets is normally related to deferred expenses represented by a software needed for the issuer's core business, investments and cash.

- *Cash. Cash management includes both the needs of OAO RBC Information Systems and the companies within the group. The company's management is to establish the minimum balance on settlement accounts of the company to cover extraordinary needs of the companies.*
- *Investments. The issuer conducts shot-term investment transactions strictly within the limits of the established policy, which includes assessment of transaction volume with a single bank, assessment of bank's safety and previous experience with this bank.*

Since in the future, the Issuer will continue to be exclusively holding company, no significant changes in the current assets financing policy are expected to take place.

4.3.2. Issuer's capital and current assets adequacy

The issuer is not a head company of RBC Holding and coordinate financial operations of the group's companies. Therefore, the Issuer is not in need of replenishing current assets to cover current operating expenses and short-term liabilities.

The size of issuer's average daily expenses over the latest completed quarter preceding the final date of the latest quarter under report: RUR3,100.

4.3.3. Funds

Issuer's financial situation allows it to obtain bank loans. There is no need in obtaining loans for the current operations. Financing is required for the strategic development only. Issuer's need in funds may depend on macroeconomic factors and market situation. Issuer's short-term and medium-term need in funds account for nearly $30m. Source of funds: obtaining long-term loans; capital loans. The funds generated from additional issuance of shares is scheduled to finance the development of IT business and media business, including acquisition of the existing companies.

4.3.4. Issuer's investments

Presented is the list of issuer's investments comprising 10 and beyond percents of its investments as of the end date of the quarter under report. The list is presented separately by issuable securities, non-issuable securities and other issuer's investments (investments in authorized capital of limited liability companies, etc.).

Purchasing 9,000 shares of ZAO RBC-TV at a striking price of RUR35,555.56 per share totaling RUR 320,000,040.
Type of securities: common registered non-documentary shares.
Full and short names of the issuer (entity legally liable for non-issuable securities), RBC-TV Closed Joint Stock Company
ZAO RBC-TV
Location:
75/9 Leninsky Prospekt, Moscow 119261
State registration numbers of the issuable securities issues and state registration date; agencies performed state registration of the issuable securities issues:
1-02-37231-H of April 1, 200, registered by the Regional Branch of the Federal Commission for the Securities Markets (FCSM) for the Central Federal District.
Number of securities held by the issuer: 10,000 (ten thousand).
Total par value of the securities held by the issuer, maturity date is to be specified for bonds and other debt issuable securities and options of the issuer: RUR100,000 (one hundred thousand)
Total book value of the securities held by the issuer (with specification of book value of the securities of issuer's affiliates and related companies); principal debt and accrued (paid) interest on promissory notes, deposits, certificates or other non-issuable debt securities, maturity date: RUR100,000 (one hundred thousand).
Size of a fixed interest or other yield on bonds and other issuable debt securities or method of its assessment, interest due date: not to be specified for this type of securities.
Size of a dividend on preferred shares or method of its assessment if specified in the Joint Stock Company's Charter of the issuer, dividend due date: not to be specified for this type of securities.
Size of a stated dividend on common shares (if no data is available on the size of a stated dividend on common shares in the current year, the size of the dividend stated in the previous year is to be specified), dividend due date: no stated dividends are available.
No provision for securities is built up by the issuer.
Size of issuer's potential losses related to ZAO RBC bankruptcy is equal to the size of contributions to the authorized capital.
Records of issuer's investments are kept pursuant to the applicable accounting norms and regulations established on the territory of the Russian Federation.

Other investments:

Short-term loan investment extended by OAO RBC Information Systems:

Loan extended to	Agreement	Amount, RUR thousand	Interest rate %	Maturity date
ZAO RosBusinessConsulting	11-0409/02 of 07.09.04	114,700	6	08.09.2005

4.3.5. Issuer's intangible assets

The issuer owns no intangible assets.

4.4. Issuer's policy and expenditures on science and technology development in terms of licenses and patents, new research and development

The issuer has incurred no expenditures no on science and technology development, licenses and patents, new research and development.
OAO RBC Information Systems has neither patents for invention, useful model or design, nor registered trade mark or service mark, nor appellation of origin.

4.5. Issuer's core business trends analysis

Core business trends of the companies related to RBC Holding are analyzed in paragraph 5.5. of the Prospectus.

V. Details on the Members of Management Bodies, Financial and Economic Control Bodies, and Summary of the Personnel

5.1. Structure and Competence of the Management Bodies

Management bodies:
- *General Meeting of Shareholders*
- *Board of Directors (Supervisory Board)*
- *Director General (Sole Executive Body)*
- *Collegial Executive Body (Board)*

The competence of the General Meeting of Shareholders and the Board of Directors is specified in paragraph 6.1. of the Prospectus.

Issuer's Sole and Collegial Executive Bodies' competence pursuant to its Charter (constituent documents):
As the sole executive body of the Company, the Director General of the Company is in charge of day-to-day operations of the Company and the Collegial Executive Body (the Board).

Under the Law of the Russian Federation, the Director General shall be vested with full powers to fulfill management tasks of the Company.

The Director General shall without power of attorney operate on behalf of the Company.

The competence of the Executive Body of the Company shall include all issues related to the management of day-to-day operations of the Company, except for the issues falling within the scope the General Meeting of Shareholders and the Board of Directors of the Company. Within his competence the Director General shall:

- manage day-to-day operations of the Company;

- sign all financial documents of the Company with the right of first signature;

- without power of attorney operate on behalf of the Company and represent its interests;

- approve a manning schedule, conclude labor contracts with the personnel of the Company, applies rewards and impose penalties;

- act as the Chairman of the Board and organize the work of the Board;

- submit a list of the Board members to the Board of Directors for approval, sign contracts with the Board Members by order of the Board of Directors;

- enter into transactions on behalf of the Company within the limits established by the Federal Law "On Joint Stock Companies" and the Charter;

- issue mandatory orders and instructions.

The competence of the Board of the Company is to:

- *establish affiliates and related enterprises to the Company, determine and assign business lines to these affiliates and related enterprises;*
- *develop and implement an overall development strategy for the affiliates, including organization and implementation of a single production, technical, financial, price, sales, social and HR policy;*
- *invest in the affiliates, vest them with property and cash funds;*
- *approve a single organizational structure of the companies integrated into the RosBusinessConsulting group, including the Company and its affiliates and related companies;*
- *establish new units within the structure of the RosBusinessConsulting group, delegate powers to them, as well as reorganize and liquidate several structural units;*
- *approve reports made by the heads of structural units, consider proposals made by the heads of structural units on organization of their work.*

The Board may also exercise other powers given by the Director General of the Company, as well as assign some of its powers to the Director General.

Following the recommendations of the Corporate Governance Code recommended by the Federal Securities Market Commission of the Russian Federation, the Company came up with its own Corporate Governance Code that was adopted by the Board of Directors and the General Meeting of Shareholders on June 3, 2003.
The Corporate Governance Code consists of a number of fundamental documents that outline the Company's policies set to enhance its attractiveness to investors. These are the Information Disclosure Policy, the Dividends Policy, as well as the Provisions on Material Corporate Transactions.
The Corporate Governance Code of OAO RBC Information Systems is provided in free access on the Internet at *www.rbcinfosystems.ru/info.*

5.2. Issuer's management bodies members

Issuer's Board of Directors' (Supervisory Board) Members.
Board of Directors
Chairman: ***German V. Kaplun***

Members of the Board of Directors:
German V. Kaplun
Year of birth: ***1968***
Education: ***Russian Academy of Economics***

Positions occupied over the last 5 years:
Period: ***1991 - currently***
Organization: ***ORGTEKHNIKA Production Cooperative***
Experience: ***maintenance service and repair of household electronic appliances and PCs***
Position: ***Deputy Chairman of the Board***

Period: ***1993 - 2000***
Organization: ***SIBAT Closed Joint Stock Company***
Experience: ***wholesale business***
Position: ***Director General***

Period: ***1998 - 2000***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***Deputy Director General***

Period: ***2000 - 2001***
Organization: ***RBC Holding Closed Joint Stock Company***
Experience: ***information products development***
Position: ***Director General***

Period: ***2002 - 2002***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board***

Period: ***2001 – currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Chairman of the Board of Directors***

Share held in the issuer's authorized capital: ***19.25%***
Share of the issuer's common shares: ***19.25%***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***

Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Alexander M. Morgulchik
Year of birth: ***1970***
Education: ***Russian Academy of Economics***

Positions occupied over the last 5 years:
Period: ***1996 - currently***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***Vice-President***

Period: ***1998 - currently***
Organization: ***MEGAKOR Limited Liability Company***
Experience: ***consulting services***
Position: ***Director General***

Period: ***2000 - currently***
Organization: ***Telli Limited Liability Company***
Experience: ***information and advertising services***
Position: ***Director General***

Period: ***2001 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***22.21%***
Share of the issuer's common shares: ***22.21%***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Dmitry G. Belik
Year of birth: ***1968***
Education: ***Russian Academy of Economics***

Positions occupied over the last 5 years:
Period: ***1996 - 2000***
Organization: ***Akkord-Tsentr Closed Joint Stock Company***
Experience: ***information services***
Position: ***Director General***

Period: ***2000 - 2003***
Organization: ***RosBusinessConsulting Publishing House Closed Joint Stock Company***
Experience: ***advertising services, software development***
Position: ***Director General***

Period: ***2000 - 2000***
Organization: ***RosBusinessConsulting Closed Joint Stock Company***
Experience: ***information services***
Position: ***Deputy Director General***

Period: *2002 - 2002*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Board Member*

Period: *2003 – 2004*
Organization: *RBC Reklama Limited Liability Company*
Experience: *advertising services*
Position: *Director General*

Period: *2001 - currently*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Member of the Board of Directors*

Share held in the issuer's authorized capital: *20.85%*
Share of the issuer's common shares: *20.85%*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: *0*
Shares held in affiliates/companies related to the issuer: *0*
Share of common shares of affiliates/companies related to the issuer: *0*
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: *0*
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Sergey Yu. Lukin
Year of birth: *1967*
Education: *VZFEI*

Positions occupied over the last 5 years:
Period: *1995 - 2002*
Organization: *Russkiy Dom Corporation Closed Joint Stock Company*
Experience: *construction*
Position: *Director General*

Period: *2001 - 2001*
Organization: *RBC Center Limited Liability Company*
Experience: *software development and realization*
Position: *Deputy Director General*

Period: *2001 - currently*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Deputy Director General*

Period: *2001 - currently*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Member of the Board of Directors*

Share held in the issuer's authorized capital: *0.89%*
Share of the issuer's common shares: *0.89%*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: *0*
Shares held in affiliates/companies related to the issuer: *0*
Share of common shares of affiliates/companies related to the issuer: *0*
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: *0*

Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Oleg A. Dyatlov
Year of birth: ***1967***
Education: ***VZFEI***

Positions occupied over the last 5 years:
Period: ***1995 - 2002***
Organization: ***Russkiy Dom Corporation Closed Joint Stock Company***
Experience: ***construction***
Position: ***Head of Business Development Department***

Period: ***2001 - 2001***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0.19%***
Share of the issuer's common shares: ***0.19%***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Givi M. Topchishvili
Year of birth: ***1963***
Education: ***MXTY***

Positions occupied over the last 5 years:
Period: ***1997 - 1998***
Organization: ***STIK Ltd***
Experience: ***advertising services***
Position: ***Executive Director***

Period: ***1999 - currently***
Organization: ***Media Press Corp.***
Experience: ***advertising services***
Position: ***President***

Period: ***1999 - currently***
Organization: ***Global Advertisement Strategies***
Experience: ***advertising services***
Position: ***Executive Director***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: *1.97%*
Share of the issuer's common shares: *1.97%*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: *0*
Shares held in affiliates/companies related to the issuer: *0*
Share of common shares of affiliates/companies related to the issuer: *0*
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: *0*
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Ekaterina A. Lebedeva
Year of birth: *1971*
Education: *Moscow Technological Institute of Light Industry*

Positions occupied over the last 5 years:
Period: *1994 - 1999*
Organization: ***Moscow Bank of Science and Technology Development***
Experience: ***banking services***
Position: ***Deputy Head of Accounting Management and Transactions Execution***

Period: ***1999 - 2000***
Organization: ***Sterkh-Expert Limited Liability Company***
Experience: ***real-estate appraisal***
Position: ***Deputy Director***

Period: ***2000 - 2000***
Organization: ***Closed Joint Stock Company RosBusinessConsulting***
Experience: ***information services***
Position: ***Head of Project Coordination Department***

Period: ***2001 - currently***
Organization: ***Closed Joint Stock Company RBC Holding***
Experience: ***information products development***
Position: ***Director General***

Period: ***2003 - currently***
Organization: ***RBC Engineering Closed Joint Stock Company***
Experience: ***information products development***
Position: ***Director General***

Period: ***2002 - 2003***
Organization: ***RBC-TV Closed Joint Stock Company***
Experience: ***TV broadcasting***
Position: ***Director General***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: *0,000000869565*
Share of the issuer's common shares: *0,000000869565*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: *0*
Shares held in affiliates/companies related to the issuer: *0*
Share of common shares of affiliates/companies related to the issuer: *0*

Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: *0*
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Leonid A. Khazan
Year of birth: *1970*
Education: *MEGU*

Positions occupied over the last 5 years:
Period: ***1994 - 1998***
Organization: ***Moscow Bank of Science and Technology Development***
Experience: ***banking services***
Position: ***Deputy Head of Data Processing Department***

Period: ***1998 - currently***
Organization: ***Closed Joint Stock Company RosBusinessConsulting***
Experience: ***information services***
Position: ***Marketing and Communication Deputy Director General***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Yuri P. Mostovoy
Year of birth: ***1944***
Education: *MAI*

Positions occupied over the last 5 years:
Period: ***1996 - 1998***
Organization: ***Beechtree***
Experience: ***investment***
Position: ***President***

Period: ***1998 - 2002***
Organization: ***Interval LLC***
Experience: ***investment portfolio management, corporate loans analysis***
Position: ***President***

Period: ***2002 - currently***
Organization: ***Barclays Capital***
Experience: ***investment bank***
Position: ***Head of Department***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***

Position: *Member of the Board of Directors*

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Hans-Joerg Rudloff
Year of birth: *1940*
Education: *University of Bern*

Positions occupied over the last 5 years:
Period: *1994 - 1998*
Organization: *MC BBl*
Experience: *investment bank*
Position: *Chairman/Partner*

Period: *1998 - currently*
Organization: *Barclays Capital*
Experience: *investment bank*
Position: *Chairman*

Period: *2002 – currently*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Member of the Board of Directors*

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Neil Osborn
Year of birth: *1949*
Education: *Worcester College, Oxford, MA Modern History*

Positions occupied over the last 5 years:
Period: *1983 - currently*
Organization: *Euromoney Publications, plc*
Experience: *publishing*
Position: *Director*

Period: *2002 - currently*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Member of the Board of Directors*

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Michael Hammond
Year of birth: ***1959***
Education: ***University of Rochester, USA***

Positions occupied over the last 5 years:
Period: ***1996 - 1999***
Organization: ***Robert Fleming and Co./ Jardine Fleming and Co.***
Experience: ***investment bank***
Position: ***Director***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of the Board of Directors***

Share held in the issuer's authorized capital: ***0***
Share of the issuer's common shares: ***0***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Issuer's sole and collegial management bodies:

Collegial executive body:
Director General (Chairman of the Board)
Yury A. Rovensky
Year of birth: ***1969***
Education: ***Moscow Plekhanov Institute of Economics.***

Positions occupied over the last 5 years:
Period: ***1997 - 2000***
Organization: ***Russian Academy of Economics***
Experience: ***education***
Position: ***Deputy Warden***

Period: ***2000 - 2003***
Organization: ***Limited Liability Company RBC Center***
Experience: ***software development and realization***
Position: ***Director General***

Period: ***2001 - 2002***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***

Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Chairman of the Board*

Period: *2004 – currently*
Organization: *Limited Liability Company RBC Reklama*
Experience: *advertising services*
Position: *Director General*

Period: *2002 – currently*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Director General (Chairman of the Board)*

Share held in the issuer's authorized capital: *0*
Share of the issuer's common shares: *0*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: *0*
Shares held in affiliates/companies related to the issuer: *0*
Share of common shares of affiliates/companies related to the issuer: *0*
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: *0*
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: *no kinship available.*

Ekaterina A. Lebedeva
Year of birth: *1971*
Education: *Moscow Technological Institute of Light Industry*

Positions occupied over the last 5 years:
Period: *1994 - 1999*
Organization: *Moscow Bank of Science and Technology Development*
Experience: *banking services*
Position: *Deputy Head of Accounting Management and Transactions Execution*

Period: *1999 - 2000*
Organization: *Sterkh-Expert Limited Liability Company*
Experience: *real-estate appraisal*
Position: *Deputy Director*

Period: *2000 - 2000*
Organization: *Closed Joint Stock Company RosBusinessConsulting*
Experience: *information services*
Position: *Head of Project Coordination Department*

Period: *2001 - currently*
Organization: *Closed Joint Stock Company RBC Holding*
Experience: *information products development*
Position: *Director General*

Period: *2003 - currently*
Organization: *Closed Joint Stock Company "RBC Engineering*
Experience: *information products development*
Position: *Director General*

Period: *2002 - 2003*

Organization: *Closed Joint Stock Company RBC-TV*
Experience: *TV broadcasting*
Position: *Director General*

Period: *2002 - currently*
Organization: *RBC Information Systems Open Joint Stock Company*
Experience: *development and realization of information products*
Position: *Member of the Board of Directors*

Share held in the issuer's authorized capital: *0,000000869565*
Share of the issuer's common shares: *0,000000869565*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: *0*
Shares held in affiliates/companies related to the issuer: *0*
Share of common shares of affiliates/companies related to the issuer: *0*
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: *0*
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Artemiy V. Inyutin
Year of birth: *1967*
Education: *Moscow State Institute of Radio Electronics, Electronics and Automatics; Academy of Finance under the RF Government*

Positions occupied over the last 5 years:
Period: *1997 - 2000*
Organization: *CB MakPromBank Limited Liability Company*
Experience: *banking services*
Position: *Head of Internal Control Department*

Period: *2000 - 2000*
Organization: *"RBC-ЦЕНТР" Limited Liability Company*
Experience: *software development and realization*
Position: *First Deputy Director General*

Period: *2000 - currently*
Organization: *RosBusinessConsulting Closed Joint Stock Company*
Experience: *information services*
Position: *Director General*

Share held in the issuer's authorized capital: *0,000000869565*
Share of the issuer's common shares: *0,000000869565*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: *0*
Shares held in affiliates/companies related to the issuer: *0*
Share of common shares of affiliates/companies related to the issuer: *0*
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: *0*
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Alexey V. Kuzovkin
Year of birth:*1975*
Education: *Moscow Institute of Energy (Technical University)*

Positions occupied over the last 5 years:

Period: *1998 - 2000*
Organization: *RosBusinessConsulting Closed Joint Stock Company*
Experience: *information services*
Position: *Head of Technical Department*

Period: *2000 - 2001*
Organization: *RosBusinessConsulting Closed Joint Stock Company*
Experience: *information services*
Position: *IT Vice-President*

Period: *2001 – currently*
Organization: *RBC SOFT Closed Joint Stock Company*
Experience: *software development and realization*
Position: *Director General*

Share held in the issuer's authorized capital: *0,000000869565*
Share of the issuer's common shares: *0,000000869565*
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: *0*
Shares held in affiliates/companies related to the issuer: *0*
Share of common shares of affiliates/companies related to the issuer: *0*
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: *0*
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

5.3. Size of remuneration, benefits and/or compensation for expenses for each management body of the issuer

Remuneration to the Members of the Board of Directors (Supervisory Board)
Reimbursement paid over the latest ended financial year:
Bonuses (RUR): *0*
Commission (RUR): *0*
Benefits and/or compensation for expenses: *0*
Other material extensions
paid by the issuer
over the latest ended financial year (RUR): *0*
Total (RUR): *0*

Remuneration to the Members of the Collegial Executive Body (Board)
Reimbursement paid over the latest ended financial year:
Bonuses (RUR): *0*
Commission (RUR): *0*
Benefits and/or compensation for expenses: *0*
Other material extensions
paid by the issuer
over the latest ended financial year (RUR): *272 000*
Total (RUR): *272 000*

Existing agreements on material extensions in the current financial year: ***not available.***

5.4. Structure and competence of the issuer's Financial and Economic Control Bodies

This information can be found in 6.4. of the Prospectus.

5.5. Members of the issuer's Financial and Economic Control Bodies

Audit Committee:

Chairman of the Audit Committee:
Aleksandra S. Savchenko
Year of birth: *1969*

Education: *МИЭМ*

Positions occupied over the last 5 years:
Period: ***1998 - 2000***
Organization: ***Megakor LLC***
Experience: ***consulting services***
Position: ***Chief Accountant***

Period: ***2000 - 2001***
Organization: ***RBC Center LLC***
Experience: ***software development and realization***
Position: ***Chief Accountant***

Period: ***2001 - 2002***
Organization: ***OAO RBC Information Systems***
Experience: ***development and realization of information products***
Position: ***Chief Accountant***

Period: ***2002 – currently***
Organization: ***OAO RBC Information Systems***
Experience: ***development and realization of information products***
Position: ***Deputy Finance Director***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Chairman of the Auditing Committee***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Members of the Committee:

Tatiana A. Knyazeva
Year of birth: ***1954***
Education: ***MAI***

Positions occupied over the last 5 years:
Period: ***1998 - 2001***
Organization: ***LLC Megakor***
Experience: ***consulting services***
Position: ***Deputy Chief Accountant***

Period: *2001 - 2002*
Organization: ***RBC Center LLC***
Experience: ***software development and realization***
Position: ***Deputy Chief Accountant***

Period: ***2002 – currently***
Organization: ***ZAO RosBusinessConsulting***
Experience: ***information services***
Position: ***Chief Accountant***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of Auditing Committee***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic activity control bodies: ***no kinship available.***

Irina A. Solntseva
Year of birth: ***1957***
Education: ***VZFEI***

Positions occupied over the last 5 years:
Period: ***1995 - 2002***
Organization: ***ZAO Ausit-Service-K Auditing Firm***
Experience: ***auditing***
Position: ***Leading Auditor***

Period: ***2002 – currently***
Organization: ***OAO RBC Information Systems***
Experience: ***development and realization of information products***
Position: ***Internal Auditor***

Period: ***2002 - currently***
Organization: ***RBC Information Systems Open Joint Stock Company***
Experience: ***development and realization of information products***
Position: ***Member of Auditing Committee***

Share held in the issuer's authorized capital: ***0,000000869565***
Share of the issuer's common shares: ***0,000000869565***
Number of issuer's shares of each category (type) which may be purchased by this person in executing his right to the issuer's options owned by him: ***0***
Shares held in affiliates/companies related to the issuer: ***0***
Share of common shares of affiliates/companies related to the issuer: ***0***
Number of shares of affiliates/companies related to the issuer of each category (type) which may be purchased by this person in executing his right to the options of affiliates/companies related to the issuer owned by this person: ***0***
Any kinship with other members of the issuer's management and/or financial and economic control bodies: ***no kinship available.***

5.6. Size of remuneration, benefits and/or compensation for expenses for each issuer's Financial and Economic Control Body

Remuneration paid over the ended financial year:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Benefits and/or compensation for expenses: *0*
Other material extensions
paid by the issuer over the ended financial year (RUR): *0*
Total (RUR): *0*

Existing agreements on provision of material extensions in the current financial year: ***not available.***

5.7. Data on the number and pooled data on the education and composition of the issuer's employees (workers) and also on changes in the number of the issuer's employees (workers)

Index	2000	2001	2002	2003	2004	Q1 2005
Average number of workers, including those combining jobs and on contracts	-	*43*	*100*	*110*	*175*	*160*
Volume of monetary funds used to pay for work, RUR thousand	-	-	*1,865*	*2,589*	*2,821*	*682*
Volume of monetary funds used to pay for social security, RUR thousand	-	-	*666*	*888*	*140*	*46*
Total volume of monetary funds spent, RUR thousand	-	-	*2,531*	*3,477*	*2,961*	*728*

The change in the number of employees over the period examined was insignificant.

Information is given about the issuer's employees (workers) according to their age and education for the last 5 completed financial years or for every completed financial year if the issuer has been carrying out his activity for less than 5 years.

Index	2000	2001	2002	2003	2004	1 кв. 2005
Employees (workers) aged under 25 %	*0*	*25%*	*33.3%*	*29 %*	27%	27%
Employees (workers), aged between 25 and 35, %	*0*	*58.4%*	*43.7%*	*45%*	48%	48%
Employees (workers) aged between 35 and 55 %	*0*	*16.6%*	*20.7%*	*22%*	21%	21%
Employees (workers) aged over 55, %	*0*	*0*	*2.3%*	*4%*	4%	4%
Total:	*100*	*100*	*100*	*100*	100	100
Of which:						
have secondary and/or full general educations, %	*0*	*22.3%*	*27%*	*30.5%*	*29.5%*	*29.5%*

have elementary and/or intermediate professional education, %	*0*	*2.7%*	*3%*	*3.8%*	*3.8%*	*3.8%*
have higher professional education, %	*0*	*75%*	*70%*	*65.7%*	*66.7%*	*66.7%*
have post-graduate professional education, %	*0*	*0*	*4%*	*4%*	*4%*	*4%*

Employees, who have a considerable influence on the financial and economic activity of the issuer (key employees): ***not available.***
A trade union has not been founded at the issuer's organization.

5.8. Information on any commitments of the issuer to employees (workers), concerning the possibility of them participating in the nominal (share) capital (co-op share fund) of the issuer
The issuer does not have any such agreements and commitments. The issuer does not plan to offer stock option plans to his employees.

VI. Participants (shareholders) and Transactions in which the Issuer had its Interest

6.1. Total number of issuer's shareholders

Number of persons registered in the issuer's shareholders ledger as of the end date of the latest quarter under review is 1021. Total number of nominee shareholders is 9.

6.2. Issuer's shareholders holding not less than 5 percent of the its authorized (reserve) capital (unit fund) or not less than 5 percent of its common shares, as well as shareholders holding not less than 20 percent of its authorized (reserve) capital (unit fund) or not less than 20 percent of its common shares

Dmitry G. Belik
Taxpayer number: *773412103406*
Share held in issuer's authorized capital: ***20.85***
Number of common shares: ***20.85 %***

Alexander M. Morgulchik
Taxpayer number:*772815710909*
Share held in issuer's authorized capital: ***22.21 %***
Number of common shares: ***22.21 %***

German V. Kaplun
Taxpayer number: *772815961902*
Share held in issuer's authorized capital: ***19.25 %***
Number of common shares: ***19.25 %***

Name: ***Closed Joint-Stock Company DEPOSITARY ABD CLEARING COMPANY***
Location: ***13 Tverskaya-Yamskaya Street, 125047 Moscow, Russia***
Stake of the issuer's capital stock: ***9.52 % (nominee shareholder)***
Stake of common shares: ***9.52 % (nominee shareholder)***

Name: ***CB J. Morgan Bank International (Limited Liability Company)***
Location: ***Bld. 1, 2 Paveletskaya sq., 115054 Moscow, Russia***
Stake of the issuer's capital stock: ***7.45 % (nominee shareholder)***
Stake of common shares: ***7.45 % (nominee shareholder)***

Name: ***Closed Joint-Stock Company ING Bank (Eurasia)" (Closed Joint-Stock Company)***
Location: ***31 Krasnaya Presnya Street, 123022 Moscow, Russia***
Stake of the issuer's capital stock: ***6.37 % (nominee shareholder)***
Stake of common shares: ***6.37 % (nominee shareholder)***

Name: *Closed Joint-Stock Company Citibank Commercial Bank*
Location: *8-10 Gasheka Street, 125047 Moscow, Russia*
Stake of the issuer's capital stock: *7.75 % (nominee shareholder)*
Stake of common shares: *7.75 % (nominee shareholder)*

6.3. Public or municipal share in issuer's authorized (reserve) capital (unit fund), golden share availability

Share of issuer's authorized (reserve) capital (unit fund) held by the state (constituent entities of the Russian Federation) or municipality: ***no such share available.***
Full name of the firm (for a legal entity operating as business entity) or name (for legal entity operating as non-profit organization), location or full name (for a physical entity) of the managing a public or municipal shareholding interest, as well as a person operating as issuer's shareholder on behalf of the Russian Federation, constituent entity of the Russian Federation or municipality: ***no such persons available.***
Availability of a special right for the Russian Federation, constituent entities of the Russian Federation and municipalities to govern the issuer operating as a joint stock company (golden share), the period of a special right (golden share): ***no such provision has been made for***

6.4. Restrictions imposed on shareholding interest in issuer's authorized (reserve) capital (unit fund)

Restrictions imposed by the Issuer's Charter on the quantity of shares per shareholder, and/or their integrated par value, and/or maximum number of votes per shareholder: ***no such restrictions available.***
Restrictions imposed by the law of the Russian Federation or other regulations of the Russian Federation on the shareholding interest of foreigners in issuer's authorized capital: ***no such restrictions available.***
Other restrictions related to shareholding interest in issuer's authorized (reserve) capital (unit fund): ***no other restrictions available.***

6.5. Changes in composition and shareholding interest of issuer's shareholders holding not less than 5 percent of the its authorized (reserve) capital (unit fund) or not less than 5 percent of its common shares

This information can be found in paragraph 7.5. of the Prospectus

6.6. Issuer's transactions in which it has interest

In Q1 2005, the issuer concluded no transactions in which it had interest.

6.7. Accounts receivable

Name of accounts receivable	Payment maturity						
	Total	up to 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	over 1 year
Accounts receivable, total, RUR							
2000	42	42	0	0	0	0	0
2001	4	4	0	0	0	0	0
2002	13,004	0	0	0	13,004	0	0
2003	649	0	649	0	0	0	0
2004	321,963	3,414	46,827	0	271,722	0	0
Q1 2005	554,268	977	538,753	0	14,538	0	0
including: Overdue, RUR							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0

2003	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0
Q1 2005	0	0	0	0	0	0	0
From buyers and customers, RUR							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	23	0	23	0	0	0	0
2004	271,722	0	0	0	271,722	0	0
Q1 2005	286,260	0	271,722	0	14,538	0	0
Accounts receivable, RUR							
2000	0	0	0	0	0	0	0
2001	4	4	0	0	0	0	0
2002	1,260	1,260	0	0	0	0	0
2003	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0
Q1 2005	0	0	0	0	0	0	0
Indebtedness of subsidiaries and dependent companies, RUR							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	514	514	0	0	0	0	0
2003	626	0	626	0	0	0	0
2004	0	0	0	0	0	0	0
Q1 2005	0	0	0	0	0	0	0
Indebtedness of members (founders) by payment to capital stock, RUR							
2000	42	42	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0
Q1 2005	0	0	0	0	0	0	0
Advances given, RUR							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	10,705	0	0	0	10,705	0	0
2003	0	0	0	0	0	0	0
2004	3,414	3,414	0	0	0	0	0
Q1 2005	977	977	0	0	0	0	0
Other debtors, RUR							
2000	0	0	0	0	0	0	0
2001	0	0	0	0	0	0	0
2002	522	0	0	0	522	0	0
2003	0	0	0	0	0	0	0
2004	46,827	0	46,827	0	0	0	0
Q1 2005	267,031	0	267,031	0	0	0	0

Debtors, who account for more than 10 percent of total accounts receivable, as of April 1, 2005:
Full name of the firm: ***Micro Systems (LLC)***
Short name of the firm: ***Micro Systems (LLC)***
Location: ***6 Novorogozhskaya Street, Moscow 109544, Russian Federation***
The amount to be received: RUR***76.169m***
Past-due indebtedness: ***none***
Micro Systems (LLC) is not affiliated with OAO RBC Information Systems.

Full name of the firm: ***Computer and Internet Telephony Providers Center (LLC)***
Short name of the firm: ***Computer and Internet Telephony Providers Center (LLC)***
Location: ***12 Bolshaya Filevskaya Street, Moscow 121309, Russian Federation***
The amount to be received: RUR***191.575m***
Past-due indebtedness: ***none***
Computer and Internet Telephony Providers Center (LLC) is not affiliated with OAO RBC Information Systems.

VII. Issuer's Accounting Report and other Financial Statements

7.1. Issuer's annual Accounting Report.

The issuer's annual accounting documents enclosed to the quarterly report shall be specified:

the issuer's annual accounting report for 2004, drawn up in compliance with the requirements of the legislation of The Russian Federation.

7.2. Issuer's quarterly accounting report for the last complete accounting quarter

The issuer's quarterly accounting documents enclosed to the quarterly report shall be specified:

the issuer's quarterly accounting report for the 1st quarter of 2005, drawn up in compliance with the requirements of the legislation of The Russian Federation.

7.3. Issuer's consolidated accounting for the last three complete fiscal years, and for each complete fiscal year

The issuer's consolidated accounting documents enclosed to the quarterly report shall be specified:

a) *not being drawn up;*
b) *not submitted for the last accounting period.*

7.4. Information concerning the overall export value and the stake of overall sales volume represented by export
The issuer does not export products.

7.5. Information concerning significant changes to the issuer's property composition after the end of the last completed financial year
There were no significant changes to the issuer's property composition after the end of 2003 to the date of the approval of the securities prospectus.

7.6. Information concerning the issuer's participation in legal proceedings if this participation might significantly affect the financial and economic activity of the issuer
The issuer has not been involved in significant legal proceedings.

VIII. Additional Information on the Issuer and Placed Issuable Securities

8.1. Additional information on the Issuer

8.1.1. Size and structure of issuer's authorized (reserve) capital (unit fund)

Issuer's authorized capital size (RUR): ***115,000***
By category of shares:
Common shares:
total (RUR): ***115,000***
share held in authorized capital: ***100 %***
Preferred shares:
total (RUR): ***0***
share held in authorized capital: ***0 %***

In the event that part of the issuer's shares trade outside The Russian Federation in compliance with foreign securities laws as securities of foreign issuers certifying rights with regard to the above shares of the issuer, this fact shall be highlighted, and the following information shall be additionally disclosed:
category (type) of shares floated outside The Russian Federation: common registered non-documentary shares;
the share of securities traded outside The Russian Federation in the total of shares of the respective category (type): up to 39.13 percent; as of March 31, 2005, the volume of ADRs issued totaled 0;
name and location of the foreign issuer, whose shares certify rights with regard to the issuer's shares of the respective category (type):
The Bank of New York
room 4, 17 Posledniy Pereulok, Moscow, 107045 Russia
101 Barclay Street, New York, N.Y. 10286
One Canada Square, London E14 5AL
brief description of the program (type of program) for issuing foreign issuer's securities certifying rights with regard to the shares of the respective category (type):
The program of issuing of Level 1 American Depositary Receipts (ADRs) was launched on March 24, 2005. The program permits up to 39.13 percent of the total shares to be floated. The ratio is four shares to one depositary receipt. The custodian bank is The Bank of New York. ADRs shall be traded in the system of over-the-counter (OTC) transactions.
information about obtaining the consent of the Federal Commission to admit the issuer's shares of the respective category (type) to floatation outside The Russian Federation (if applicable): Notification No. 05-VG-03/4100 of the issuance of the permit to admit common registered non-documentary shares of OAO RBC Information Systems to floatation outside The Russian Federation was received on March 22, 2005.
name of the foreign stock exchange (stock exchanges) that trade the securities of the foreign issuer certifying the rights with regard to the shares of the issuer (if any): ADRs trade on the over-the counter market;
other data on the floatation of the issuer's shares outside The Russian Federation, produced by the issuer at his own discretion: none.

8.1.2. Changes in issuer's authorized (reserve) capital (unit fund)

Size and structure of authorized capital before changes made	Issuer's management body that made a decision to resize issuer's authorized capital	Date and No. of the Minutes of the management body meeting that made a decision to resize issuer's authorized capital	Size of authorized capital after changes made
1. RUR84,000 84,000,000 common registered shares at a par value of RUR0.001 per share	Board of Directors	Minutes No.8 of the Board of Directors dated January 15, 2002.	RUR100,000 100,000,000 common registered shares at a par value of RUR0.001 per share
2. RUR100,000 100,000,000 common registered shares at a par value of RUR0.001 per share	Board of Directors	Minutes No.24 of the Board of Directors dated January 13, 2004.	RUR115,000 115,000,000 common registered shares at a par value of RUR 0.001 per share

8.1.3. Raising and utilizing the reserve fund and other issuer's funds

Fund's name: Reserve Fund
Fund's size established by the constituent documents: 5 percent of the authorized capital of the Company
Fund's size in terms of money as of the end date of each completed financial year in the form of the share in the authorized (reserve) capital (unit fund):
2000 – 0;
2001 – 0;
2002 – 0;
2003 - RUR5,000 (five thousand), which accounts for 5 percent of the authorized capital of the Company;
2004 -RUR5,750 (five thousand seven hundred and fifty), which accounts for 5 percent of the authorized capital of the Company.
The amount of allocations to the fund at the end of each completed financial year:
2000 – 0;
2001 – 0;
2002г. – 0;
2003 - RUR5,000 (five thousand);
2004 – RUR750 (seven hundred and fifty).
The amount of fund's reserves spent during each completed financial year and the purposes of spending this money: no Reserve Fund's money was spent.
The issuer has no other funds.

8.1.4. Calling and holding a meeting of the issuer's superior management body
This information can be found in paragraph 10.1.4. of the Prospectus.

8.1.5. Businesses in which the issuer holds not less than 5 percent of their authorized (reserve) capital (unit fund) or not less than 5 percent of their common shares:

This information can be found in paragraph 3.5. herein.

8.1.6. Information on substantial transactions completed by the issuer
Date of transaction: September 27, 2001.
Subject of transaction and other substantial terms of transaction: purchase of 100% shares of Closed Joint-Stock Company Publishing House RosBusinessConsulting from Closed Joint-stock Company SK GARANT
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of the transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR8,400 (eight thousand and four hundred), which amounts to 10.12% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by the issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 1, September 26, 2001.
Other information on the completed transaction, mentioned by the issuer at his discretion: not mentioned

Date of the transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of 100% shares of Limited Liability Company RBC-Centre from Closed Joint-stock Company SK GARANT
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of the transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR8,400

(eight thousand and four hundred), which amounts to 10.12% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 2, September 27, 2001.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RosBusinessConsulting in the amount of 108 (one hundred and eight) items with par value of RUR100 (one hundred) each from German Vladimirovich Kaplun.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.
Price of the transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR10,800 (ten thousand and eight hundred), which amounts to 13.01% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 3, September 28, 2001.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RosBusinessConsulting in the amount of 107 (one hundred and seven) items with par value of RUR100 (one hundred) each from Alexander Moiseevich Morgulchik.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of the transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR10,700 (ten thousand and seven hundred), which amounts to 12.89% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 3, September 28, 2001.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.

Subject of the transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RosBusinessConsulting in the amount of 107 (one hundred and seven) items with par value of RUR100 (one hundred) each from Dmitry Gelyevich Belik.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by legislation of the Russian Federation: not stipulated.
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR10,700 (ten thousand and seven hundred), which amounts to 12.89% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is not large, transaction was approved as transaction with interest by General shareholders meeting, Minutes No. 3, September 28, 2001.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.
Subject of the transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-Stock Company RBC HOLDING in amount of 9,834 (nine thousand eight hundred and thirty four) items with par value of RUR10 (ten) each from German Vladimirovich Kaplun.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR98,340 (ninety-eight thousand three hundred and forty), which amounts to 118.48% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: transaction is large, approved by General shareholders meeting, Minutes No. 4, September 28, 2001.
Other information on the completed transaction mentioned by issuer at his discretion: not mentioned

Date of transaction: September 28, 2001.
Subject of transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RBC HOLDING in the amount of 9,834 (nine thousand eight hundred and thirty four) items with par value of RUR10 (ten) each from Alexander Moiseevich Morgulchik.

Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR98,340 (ninety-eight thousand three hundred and forty), which amounts to 118.48% of book value of the issuer's assets on 1 July, 2001.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the

contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed

Information on attribution of the completed transaction to large transactions, as well as on approval oj transaction by issuer's governing body: transaction is large, approved by General shareholders meeting, Minutes No. 4, September 28, 2001.

Other information on the completed transaction mentioned by issuer at his discretion: not mentioned.

Date of transaction: 28 September 2001.

Subject of transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-stock Company RBC HOLDING in the amount of 9,834 (nine thousand eight hundred and thirty four) items with par value of RUR10 (ten) each from Dmitry Gelievich Belik.

Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.

Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR98,340 (ninety-eight thousand three hundred and forty), which amounts to 100% of book value of the issuer's assets on July 1, 2001.

Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.

In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.

Information on attribution of the completed transaction to large transactions, as well as on approval oj transaction by issuer's governing body: transaction is large, approved by General shareholders meeting, Minutes No. 4, September 28, 2001.

Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: February 3, 2001.

Subject of transaction and other substantial terms of transaction: purchase of shareholding of common registered non-documentary shares of Closed Joint-Stock Company RBC-TV in the amount of 9,000 (nine thousand) items with the par value of RUR10 (ten) each for the offering price of RUR35,555.56 (thirty five thousand five hundred and fifty five 56/100) each.

Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.

Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR320,000,040 (three hundred twenty million and forty), which amounts to 57.06% of book value of the issuer's assets on December 31, 2002.

Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.

In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.

Information on attribution of the completed transaction to large transactions, as well as on approval oj transaction by issuer's governing body: transaction is large, approved by General shareholders meeting, Minutes No. 13, June 3, 2003.

Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: December 30, 2002.

Subject of transaction and other substantial terms of transaction: granting of the loan by the issuer to the CJSC Publishing House RosBusinessConsulting.

Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.

Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR76,000,000 (seventy-six million), which amounts to 13.96% of book value of the issuer's assets on October 1, 2002.

Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: the transaction is not large and is approved by the General shareholder meeting, Minutes No. 13, June 3, 2003.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: February 3, 2003.
Subject of transaction and other substantial terms of transaction: granting of the loan by the issuer to the CJSC Publishing House RosBusinessConsulting.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: RUR114,000,000 (one hundred and fourteen million), which amounts to 20.33% of book value of the issuer's assets on October 1, 2002.
Term for the fulfillment of obligations under the transaction and the information thereon: obligations under the transaction fulfilled.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: the transaction is approved by the General shareholder meeting, Minutes No. 13, June 3, 2003.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: November 26, 2003.
Subject of transaction and other substantial terms of transaction: granting of the loan by the issuer to the company RBC Investments (Cyprus) Ltd.
Parties of the contract: Lender – OJSC RBC Information Systems; Borrower – RBC Investments (Cyprus) Ltd.;
Full and brief company name of legal entity or the surname, the name, surname and patronymic of an individual, recognized in accordance to the legislation of the Russian Federation as a person, interested in a contract conclusion: German Vladimirovich Kaplun, Alexander Moiseevich Morgulchik, Dmitry Gelievich Belik, Oleg Alexandrovich Dyatlov, Sergey Yurievich Lukin, Ekaterina Alexandrovna Lebedeva, Leonid Albertovich Hazan, Givi Topchishvilli, Yuri Mostovoy, Michael Hammond, Hans-Joerg Rudloff, Neil Osborn.
The grounds for recognition of a person as interested in the mentioned contract: stated persons are recognized as interested, as they were the members of the Board of the Directors of the issuer and their affiliateв persons were the party of the contract.
Full and brief company name of legal entity or the name, surname and patronymic of an individual, recognized in accordance with the legislation of the Russian Federation as a person, interested in a contract conclusion: Yury Alexandrovich Rovensky.
The grounds for recognition of a person as interested in the mentioned contract: stated person is recognized as interested, as he was the General Director of the issuer and his affiliated persons were the party of the contract.
The transaction price (stated in terms of money and the percentage of book value of assets of the issuer on a date closed of last completed accounting period, previous to date of transaction conclusion, and if the transaction (a group of interconnected transactions) is an offering by a subscription or sale of common shares – then in terms of percentage of common shares, offered before the transaction conclusion and common shares, to which transferable securities, offered before the transaction conclusion) RUR117,500,000 (one hundred seventeen million and five hundred thousand), which makes 20.89% of book value of assets of the issuer on September 30, 2003.
Term for the fulfillment of obligations under the transaction and the information thereon: 180 days.
Governing body of the issuer which passed a resolution on the approval of the contract, date of passing the appropriate resolution (Date and No. of the Minutes): Board of the Directors performed preliminary approval of

the transaction and passed it for approval to the General meeting of the shareholders, Minutes No 27, March 18, 2004.
Other information on the completed transaction, mentioned by issuer at his discretion: interests on the amount of the loan are determined in accordance with the rate of 1% per annum.

Date of transaction: February 27, 2004.
Subject of transaction and other substantial terms of transaction: the agreement with the Commercial Bank MosCommerceBank LLC on opening of the credit line.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: the limit of the credit line is 4,500,000 US dollars, interests on credit – 13.25% per annum, the commission for opening and conducting the loan account – 96,450 US dollars, depending on the credit amount the maximum sum of the transaction makes approx. 32% of the assets of the issuer.
Term for the fulfillment of obligations under the transaction and the information thereon: the loan is granted for the period of 5 years.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: the transaction is large, the transaction is approved by the General shareholder meeting, Minutes No. 26, February 12, 2004.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

Date of transaction: October 12, 2004
Subject of transaction and other substantial terms of transaction: OAO RBC Information Systems (the Vendor) shall assume the obligation to transfer into the ownership of ZAO SIBAT (the Customer), and the Customer shall assume the obligation to accept and pay for common registered non-documentary shares of OAO RBC Information Systems of an additional issue (state registration number 1-03-05214-A-002D dated May 18, 2004) in the amount of 2,232,172 (two million two hundred and thirty two thousand one hundred and seventy two) items.
Information on compliance with requirements of state registration and/or notarization of transaction in cases stipulated by the legislation of the Russian Federation: not stipulated.
Price of transaction in money terms and in percentage of book value of the issuer's assets on the date of the end of the last finished accounting period, previous to the date of approval of securities prospectus: 123,081,964 (one hundred and twenty three million eighty one thousand nine hundred and sixty four) rubles 08 kopecks, which corresponds to 18.09 percent of the issuer's asset value.
Deadline for performance of obligations under the transaction, as well as information on the performance of the above obligations: the obligations under the transaction have been performed.
In case of delay in the fulfillment of obligations under the abovementioned transactions on the part of the contractor or the issuer – reasons for such delay (if they are known to issuer) and consequences for the contractor or the issuer with indication of penalty provisions stipulated by terms of the transaction: fulfillment of obligations was not delayed.
Information on attribution of the completed transaction to large transactions, as well as on approval of transaction by issuer's governing body: the transaction is not a large transaction.
Other information on the completed transaction, mentioned by issuer at his discretion: not mentioned.

8.1.7. Information on the issuer's credit ratings.

Credit ratings have not been conferred either to the issuer or to the securities.

8.2. Categories (types) of issuer's shares

category: *common registered non-documentary shares*
par value per share: ***RUR0.001 (zero one thousandth).***
number of outstanding shares: *115,000,000*
number of additional shares being placed: *0*

number of authorized shares: ***15,000,000***
number of shares on issuer's balance: ***0***
number of additional shares which can be placed as a result of conversion of placed securities convertible into shares, or by discharging obligations for issuer's options: ***0***
state registration number and registration dates of all issuer's issues:
1-01-05214-A of 10.11.2000
1-02-05214-A of 17.09.2001
1-03-05214-A of 21.12.2001
1-04-05214-A of 27.03.2002
1-03-05214-A-002D of 18.05.2004
By order No. 1325 of 22.09.2003 of the Regional Branch of the Federal Commission for the Securities Markets (FCSM) for the Central Federal District, issues of shares were combined and the combined issue of shares was registered under number 1-03-05214-A of 22.09.03.
By order No. 570 of 03.03.2005 of the Regional Branch of the Federal Commission for the Securities Markets (FCSM) for the Central Federal District, the ID number (code) 002D was deleted from the state registration number 1-03-05214-A-002D of 18.05.2004.

Other information:

Other information can be obtained from the Prospectus.